Exhibit 99.1

AMENDMENT AGREEMENT

AMENDMENT AGREEMENT (this "Agreement"), dated as of September [●], 2021 by and among Quoin Pharmaceuticals, Inc., a Delaware corporation, with headquarters located at 42127 Pleasant Forest Ct, Ashburn, VA 20148 ("Quoin"), Cellect Biotechnology Ltd., an Israeli company, with headquarters located at 23 Hata'as Street, Kfar Saba, Israel 44425 ("Cellect") and the investor listed on the signature page attached hereto (the "Holder"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Primary Financing SPA, the Bridge SPA, the RRA or the Warrants (each as defined below), as applicable.

WHEREAS:

A. In connection with the Securities Purchase Agreement (as amended, the "Primary Financing SPA") by and among Quoin, Cellect and the Holder, dated as of March 24, 2021, (x) Quoin has agreed to issue to the Initial Purchased Shares and the Additional Purchased Shares and (y) Cellect has agreed to issue to the Holder Series A Warrants, Series B Warrants and Series C Warrants, in the forms attached as Exhibits B-1, B-2 and B-3, respectively, to the Primary Financing SPA (as amended, collectively, the "Primary Financing Warrants"), which are exercisable to purchase ADSs of Cellect (as exercised, collectively, the "Primary Financing Warrant Shares") in accordance with the terms of the Primary Financing Warrants.

B. In connection with the Securities Purchase Agreement (as amended, the "Bridge SPA") by and between Quoin and the Holder, dated as of March 24, 2021, Quoin issued to the Holder (i) on March 25, 2021 (x) senior secured notes and (y) warrants, in the form attached as Exhibit B to the Bridge SPA (as amended, the "First Bridge Warrants"), which are exercisable to purchase shares of Quoin's common stock, in accordance with the terms of the First Bridge Warrants, which will be exchanged for warrants (the "First Exchange Warrants") to purchase ADSs of Cellect (as exercised, collectively, the "First Exchange Warrant Shares") upon the consummation of the transactions contemplated pursuant to that certain Agreement and Plan of Merger, dated as of March 24, 2021, by and among Quoin, Cellect and CellMSC, Inc., a Delaware corporation and wholly owned subsidiary of Cellect (as amended, the "Merger Agreement"), (ii) on April 23, 2021 (x) senior secured notes and (y) warrants, in the form attached as Exhibit B to the Bridge SPA (as amended, the "Second Bridge Warrants"), which are exercisable to purchase shares of Quoin's common stock, in accordance with the terms of the Second Bridge Warrants, which will be exchanged for warrants (the "Second Exchange Warrants") to purchase ADSs of Cellect (as exercised, collectively, the "Second Exchange Warrant Shares") upon the consummation of the transactions contemplated pursuant to the Merger Agreement and (iii) on May 24, 2021 (x) senior secured notes and (y) warrants, in the form attached as Exhibit B to the Bridge SPA (as amended, the "Third Bridge Warrants" and together with the First Bridge Warrants and the Second Bridge Warrants, the "Bridge Warrants"), which are exercisable to purchase shares of Quoin's common stock, in accordance with the terms of the Third Bridge Warrants, which will be exchanged for warrants (the "Third Exchange Warrants" and together with the First Exchange Warrants and the Second Exchange Warrants, the "Exchange Warrants") to purchase ADSs of Cellect (as exercised, collectively, the "Third Exchange Warrant Shares" and together with the First Exchange Warrants Shares and the Second Exchange Warrant Shares, the "Exchange Warrant Shares") upon the consummation of the transactions contemplated pursuant to the Merger Agreement.

C. The Primary Financing Warrants, the Bridge Warrants and the Exchange Warrants contain certain reset provisions that may increase the number of Primary Financing Warrant Shares, the Bridge Warrant Shares and Exchange Warrant Shares, respectively, issuable pursuant to such warrants and may decrease the Exercise Price (as defined in the Primary Financing Warrants, the Bridge Warrants and the Exchange Warrants) of such warrants that may lead to the Primary Financing Warrants and the Exchange Warrants being treated as liabilities for accounting purposes, although it was desired by Quoin, Cellect and the Holder when entering into the Primary Financing SPA and the Bridge SPA that such warrants be treated as equity for accounting purposes. Therefore, pursuant to this Agreement, Quoin, Cellect and the Holder wish (i) to amend (x) the form of the Primary Financing Warrants attached as Exhibits B-1, B-2 and B-3 to the Primary Financing SPA as set forth on Exhibits A-1, A-2 and A-3 attached hereto and (y) the form of the Exchange Warrants attached as Exhibit F to the Primary Financing SPA as set forth on Exhibit B attached hereto, all pursuant to the terms and conditions set forth herein.

D. Cellect and the Holder also are parties to that certain Registration Rights Agreement, dated as of March 24, 2021 (as amended, the "RRA") and have determined to amend certain provisions under the RRA as set forth herein.

E. The amendments, transactions and other provisions of this Agreement shall be effective (the "Effective Date") upon receipt by each party to this Agreement of this Agreement duly executed and delivered by such other parties to this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Quoin, Cellect and the Holder hereby agree as follows:

Amendments. As of the Effective Date:

the form of the Primary Financing Warrants attached as Exhibits B-1, B-2 and B-3 to the Primary Financing SPA shall be amended and restated as set forth in Exhibits A-1, A-2 and A-3 attached hereto;

the form of the Exchange Warrants attached as Exhibit F to the Primary Financing SPA shall be amended and restated as set forth in Exhibit B attached hereto;

the fourth recital of the form of the Securities Escrow Agreement attached as Exhibit A to the Primary financing SPA is hereby amended and restated, as follows (additions are indicated by bold blue font and deletions with strikethrough red font):

"WHEREAS, pursuant to the Merger, the outstanding shares of Quoin Common Stock will be converted into and exchanged for American Depositary Shares (the “Cellect ADSs”), each representing ~~one hundred (100)~~ four hundred (400) ordinary shares, no par value per share, of Cellect;"

the form of the capacity notice attached as (i) Exhibit C attached to the form of the Securities Escrow Agreement attached as Exhibit A to the Primary financing SPA and (ii) Exhibit D to the Primary financing SPA, is hereby amended and restated, as follows (additions are indicated by bold blue font and deletions with strikethrough red font):

"The undersigned holder hereby exercises the right to receive_________ American Depositary Shares, each representing ~~one hundred (100)~~ four hundred (400) of the Company’s ordinary shares, no par value per share (the “Capacity Shares”), of [Quoin Pharmaceuticals, Ltd.], an Israeli company (formerly known as Cellect Biotechnology Ltd.) (the “Company”) and hereby directs the Company and The Bank of New York Mellon (the “Escrow Agent”) to deliver to the undersigned via free delivery / free receive such number of Capacity Shares as set forth below, in each case, in accordance with the terms of (i) that certain Securities Purchase Agreement dated as of March 24, 2021, by and among the Company, Quoin Pharmaceuticals, Inc., a Delaware corporation (“Quoin”) and the Buyers listed on the signature pages attached thereto, as amended, supplemented or otherwise modified from time to time and (ii) that certain Securities Escrow Agreement, dated as of ~~March~~ [__], 2021, by and among the Company, Quoin, the Escrow Agent and the undersigned (Account #:[ ], Account Name: BNY Mellon Quoin Escrow FBO Altium Growth Fund, LP )."

Recital C of the Primary Financing SPA is hereby amended and restated, as follows (additions are indicated by bold blue font and deletions with strikethrough red font):

" In addition, PublicCo hereby agrees to issue to each Buyer, upon the terms and conditions stated in this Agreement, (i) warrants, in the form attached hereto as Exhibit B-1 (the "Series A Warrants"), representing the right to acquire an initial amount of American Depositary Shares ("ADSs" or "American Depositary Shares"), each representing ~~one hundred (100)~~ four hundred (400) PublicCo ordinary shares, no par value per share (the "PublicCo Ordinary Shares") equal to ~~one hundred percent (100%) of the quotient determined by dividing the Purchase Price (as defined below) paid by such Buyer on the Shares Closing Date by the lower of the Closing Per Share Price and the Initial Per Share Price (each as defined below)~~ 4,276,252 (subject to further adjustments as set forth therein) (such ADSs issuable upon exercise of the Series A Warrants, collectively, the "Series A Warrant Shares"), (ii) warrants, in the form attached hereto as Exhibit B-2 (the "Series B Warrants"), representing the right to acquire an initial amount of ADSs equal to ~~one hundred percent (100%) of the quotient determined by dividing the Purchase Price paid by such Buyer on the Shares Closing Date, by the lower of the Closing Per Share Price and the Initial Per Share Price~~ 4,276,252 (subject to further adjustments as set forth therein) (such ADSs issuable upon exercise of the Series B Warrants, collectively, the "Series B Warrant Shares") and (iii) warrants, in the form attached hereto as Exhibit B-3 (the "Series C Warrants" and together with the Series A Warrants and the Series B Warrants, the "Warrants"), representing the right to acquire (x) ~~an initial amount of ADSs equal to one hundred percent (100%) of the quotient determined by dividing each Buyer's Series C Warrants' dollar amount set forth opposite such Buyer's name in column (3) on the Schedule of Buyers, by the lower of the Closing Per Share Price and the Initial Per Share Price~~ 2,389,670 (subject to further adjustments as set forth therein) (such ADSs issuable upon exercise of the Series C Warrants, collectively, the "Series C Warrant Shares" and together with the Series A Warrant Shares and the Series B Warrant Shares, the "Warrant Shares") and (y) an additional amount of Series A Warrants and Series B Warrants, each to purchase a number of ADSs determined pursuant to the terms thereof (such ADSs, are also referred to herein and in the other Transaction Documents as "Series A Warrant Shares" and "Series B Warrant Shares", respectively)."

Section 1(c)(i) of the Primary Financing SPA is hereby amended and restated, as follows (additions are indicated by bold blue font and deletions with strikethrough red font):

"Obligation to Issue Warrants. On the Warrant Closing Date (as defined below), PublicCo shall issue to each Buyer for no additional consideration, Series A Warrants, Series B Warrants and Series C Warrants each to acquire (x) an initial amount of ADSs equal to 4,276,252 (subject to further adjustments as set forth therein)~~one hundred percent (100%) of the quotient determined by dividing the Purchase Price paid by such Buyer on the Shares Closing Date, by the lower of the Closing Per Share Price and the Initial Per Share Price~~, and (y) in the case of the Series C Warrants, (A) an initial amount of ADSs equal to ~~one hundred percent (100%) of the quotient determined by dividing each Buyer's Series C Warrants' dollar amount set forth opposite such Buyer's name in column (3) on the Schedule of Buyers, by the lower of the Closing Per Share Price and the Initial Per Share Price~~ 2,389,670 (subject to further adjustments as set forth therein) and (B) Series A Warrants and Series B Warrants, each to purchase a number ADSs determined pursuant to the terms thereof (the "Warrant Closing" and together with the Shares Closing, the "Closings" and each a "Closing")."

Section 1(d) of the Primary Financing SPA is hereby amended and restated, as follows (additions are indicated by bold blue font and deletions with strikethrough red font):

"Warrant Closing. The time of the Warrant Closing shall be 10:00 a.m., New York City time on the ~~eleventh (11th) Trading Day~~ one hundred thirty sixth (136th) day immediately following the Shares Closing Date (the "Warrant Closing Date" and together with the Shares Closing Date, the "Closing Dates" and each a "Closing Date"), at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. The Warrant Closing may also be undertaken remotely by electronic transfer of Warrant Closing documentation."

the second sentence of Section 1(f) of the Primary Financing SPA is hereby amended and restated, as follows (additions are indicated by bold blue font and deletions with strikethrough red font):

"On the Warrant Closing Date, for no additional consideration, PublicCo shall deliver, to each Buyer a Series A Warrant, a Series B Warrant and a Series C Warrant, in each case, pursuant to which such Buyer shall have the right to acquire an initial amount of ADSs equal to ~~one hundred percent (100%) of the quotient determined by dividing the Purchase Price paid by such Buyer on the Shares Closing Date, by the lower of the Closing Per Share Price and the Initial Per Share Price~~ 4,276,252 (subject to further adjustments as set forth therein), and a Series C Warrant pursuant to which such Buyer shall have the right to acquire an initial amount of ADSs equal to ~~one hundred percent (100%) of the quotient determined by dividing each Buyer's Series C Warrants' dollar amount set forth opposite such Buyer's name in column (3) on the Schedule of Buyers, by the lower of the Closing Per Share Price and the Initial Per Share Price~~ 2,389,670 (subject to further adjustments as set forth therein), duly executed on behalf of PublicCo and registered in the name of such Buyer or its designee."

the first sentence of Section 5(d)(i) of the Primary Financing SPA is hereby amended and restated, as follows (additions are indicated by bold blue font and deletions with strikethrough red font):

"Promptly following the issuance of the Purchased Shares on the Shares Closing Date upon and subject to the closing of the Merger (x) the Purchased Shares shall be exchanged pursuant to the Form F-4 for ADSs (the "Exchange Shares"), it being understood that as of the date hereof each ADS represents ~~100~~ 400 PublicCo Ordinary Shares, and the Purchased Shares will be exchanged for ADSs pursuant to the Exchange Ratio (as defined in the Merger Agreement) and (y) the Bridge Warrants shall be exchanged pursuant to the Form F-4 for identical (with references to shares of PrivateCo Common Stock appropriately adjusted to reference ADSs and with share amounts and share prices adjusted to reflect the Exchange Ratio) PublicCo warrants to purchase ADSs, in the form attached hereto as Exhibit F, (the "Exchange Warrants" and such ADSs issuable upon exercise of the Exchange Warrants, collectively, the "Exchange Warrant Shares"), in each case, on the terms described in the Merger Agreement."

Column (3) of the Schedule of Buyers attached to the Primary Financing SPA is hereby deleted.

Amendments to the RRA.

Recital A of the RRA is hereby amended and restated, as follows (additions are indicated by bold blue font and deletions with strikethrough red font):

"In connection with (i) the Securities Purchase Agreement (the "Securities Purchase Agreement") by and among Quoin Pharmaceuticals, Inc., a Delaware corporation ("PrivateCo"), the Company and the Buyers of even date herewith, upon the terms and subject to the conditions of the Securities Purchase Agreement, (x) PrivateCo has agreed to issue to each Buyer shares of common stock, par value $0.01 per share, of PrivateCo (the "PrivateCo Common Stock") and (y) the Company has agreed to issue Series A Warrants, Series B Warrants and Series C Warrants (each as defined below and collectively, the "Primary Financing Warrants") which each will be exercisable to purchase American Depositary Shares ("ADSs"), each representing ~~one hundred (100)~~ four hundred (400) of the Company's ordinary shares, no par value per share (the "Ordinary Shares") (as exercised, collectively, the "Primary Financing Warrant Shares") in accordance with the terms of the Primary Financing Warrants and (ii) the Securities Purchase Agreement (the "Bridge Securities Purchase Agreement") by and among PrivateCo and the Buyers of even date herewith, PrivateCo issued to each Buyer warrants, which are exercisable to purchase PrivateCo Common Stock, which upon consummation of the transactions contemplated by the Merger Agreement (as defined below) will be exchanged for identical (with references to shares of PrivateCo Common Stock appropriately adjusted to reference ADSs and with share amounts and share prices adjusted to reflect the Exchange Ratio (as defined in the Merger Agreement)) Company warrants, which form is attached as Exhibit F to the Securities Purchase Agreement, (the "Exchange Warrants" and together with the Primary Financing Warrants, the "Warrants") that will be exercisable to purchase ADSs (as exercised, collectively, the "Exchange Warrant Shares" and together with the Primary Financing Warrant Shares, the "Warrant Shares") in accordance with the terms of the Exchange Warrants.

the first sentence of the Form of Notice of Effectiveness of Registration Statement attached as Exhibit A to the RRA is hereby amended and restated, as follows (additions are indicated by bold blue font and deletions with strikethrough red font):

"[We are][I am] counsel to [Quoin Pharmaceuticals, Ltd.], an Israeli company (formerly known as Cellect Biotechnology Ltd.) (the "Company") pursuant to that certain Agreement and Plan of Merger among the Company, CellMSC, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Quoin Pharmaceuticals, Inc., a Delaware corporation ("PrivateCo"), dated as of March 24, 2021 (the "Merger Agreement"), and have represented PrivateCo, and from and after the completion of the transactions contemplated by the Merger Agreement, the Company, in connection with (i) that certain Securities Purchase Agreement, dated as of March 24, 2021, entered into by and among PrivateCo, and the buyers named therein (collectively, the "Holders") pursuant to which PrivateCo issued to the Holders warrants exercisable for shares of PrivateCo's common stock, par value $0.01 per share, which were exchanged for identical PublicCo warrants to purchase ADSs (as defined below) (the "Exchange Warrants") and (ii) that certain Securities Purchase Agreement, dated as of March 24, 2021, entered into by and among the Company, PrivateCo, and the Holders pursuant to which PrivateCo issued to the Holders shares of common stock, par value $0.01 per share, of PrivateCo, and the Company issued to the Holders three series of warrants (together with the Exchange Warrants, the "Warrants") exercisable for the Company's American Depositary Shares ("ADSs"), each representing ~~one hundred (100)~~ four hundred (400) of the Company's ordinary shares, no par value per share (the "Ordinary Shares").:

Cellect and the Holder each hereby acknowledges and agrees that, as of the Effective Date, all references in the RRA to (i) the "Securities Purchase Agreement" shall from and after the Effective Date refer to the Primary Financing SPA as amended pursuant to this Agreement, (ii) "Primary Financing Warrants" and "Exchange Warrants" shall from and after the Effective Date refer to the Primary Financing Warrants and the Exchange Warrants, each, as amended and restated pursuant to this Agreement and (ii) "Primary Financing Warrant Shares" and "Exchange Warrant Shares" shall from and after the Effective Date refer to the shares of Common Stock issuable upon exercise of the Primary Financing Warrants and the Exchange Warrants, each, as amended and restated pursuant to this Agreement.

Mutual Representations and Warranties. The Holder represents and warrants to Quoin and Cellect, and each of Quoin and Cellect represents and warrants to the Holder as of the date hereof and as of the Effective Date that: Such Person is an entity duly organized and validly existing under the laws of the jurisdiction of its formation, has the requisite power and authority to execute and deliver this Agreement and to carry out and perform all of its obligations under the terms of this Agreement. This Agreement has been duly executed and delivered on behalf of such Person, and this Agreement constitutes the valid and legally binding obligation of such Person enforceable against such Person in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies; The execution, delivery and performance by such Person of this Agreement and the consummation by such Person of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of such Person, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Person is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Person, except in the case of clause (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Person to perform its obligations hereunder. For purposes of this Agreement, "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof

Cleansing. Cellect hereby agrees to publicly disclose on or before 8:30 a.m., New York City time, on the first Trading Day following the Effective Date, on a Current Report on Form 8-K (and attaching the form of this Agreement, the amended and restated form of Primary Financing Warrants and the amended and restated form of Exchange Warrant as exhibits to such filing (including all schedules and attachments), the "8-K Filing"), the transactions as contemplated by this Agreement in accordance with applicable laws, rules and regulations. Immediately following the filing of the 8-K Filing, the Holder shall not be in possession of any material, nonpublic information received from Cellect, Quoin, any of their respective Subsidiaries or any of its respective officers, directors, affiliates, employees or agents, that is not disclosed in the 8-K Filing. In addition, effective upon the filing of the 8-K Filing, each of Quoin and Cellect acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between Quoin and/or Cellect, any of their respective Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, shall terminate and be of no further force or effect. Cellect understands and confirms that the Holder and its affiliates will rely on the foregoing representations in effecting transactions in securities of Cellect. Cellect shall not disclose the name of the Holder or any of its affiliates in the 8-K Filing or in any other filing, announcement, release or otherwise without the prior written consent of the Holder.

Amendment. Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Quoin, Cellect and the Required Holders (as defined in the Primary Financing SPA and the RRA). Any amendment or waiver effected in accordance with this Section 5 shall be binding upon the Holder, Cellect and Quoin. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Warrants. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration (other than the reimbursement of legal fees) also is offered to all the holders of the Warrants.

Miscellaneous.

Quoin shall reimburse the Holder for its legal fees and expenses in connection with the preparation and negotiation of this Agreement and transactions contemplated hereby and thereby, by paying any such amount to Schulte Roth & Zabel LLP (the "Holder Counsel Expense") within two (2) Business Days of receiving the invoice of Schulte Roth & Zabel LLP by wire transfer of immediately available funds in accordance with the written instructions of Schulte Roth & Zabel LLP. The Holder Counsel Expense shall be paid by Quoin whether or not the transactions contemplated by this Agreement are consummated. Except as otherwise set forth above, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

Except as expressly modified by this Agreement, the Primary Financing SPA and the RRA shall remain in full force and effect in accordance with their terms. This Agreement shall be deemed an amendment to each of the Primary Financing SPA and the RRA and shall become effective as of the Effective Date. The terms of this Agreement amend and modify the Primary Financing SPA and the RRA as if fully set forth in the Primary Financing SPA and the RRA, respectively. As of the date hereof, (i) all references in the Primary Financing SPA to "the Agreement" or "this Agreement" and all references in the Transaction Documents (as defined in the Primary Financing SPA) to "the Securities Purchase Agreement" shall refer to the Primary Financing SPA, as modified by this Agreement and (ii) all references in the RRA to "the Agreement" or "this Agreement" and all references in the Transaction Documents (as defined in the Primary Financing SPA) to "the Registration Rights Agreement" shall refer to the RRA, as modified by this Agreement. If there is any conflict between the terms, conditions and obligations of this Agreement and the Primary Financing SPA or the RRA, this Agreement's terms, conditions and obligations shall control.

The provisions of this Agreement shall be effective, and shall only be effective as of the Effective Date.

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon delivery, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party), (iii) upon delivery, when sent by electronic mail (provided that the sending party does not receive an automated rejection notice); or (iv) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be:

If to Quoin:

Quoin Pharmaceuticals, Inc.

42127 Pleasant Forest Ct

Ashburn, VA 20148

Attention: Michael Myers, Ph.D.

E-mail: mmyers@quoinpharma.com

With a copy (for informational purposes only) to:

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Telephone: (212) 768-6700

Attention: Jeffrey A. Baumel, Esq.

E-mail: Jeffrey.baumel@dentons.com

If to Cellect:

Cellect Biotechnology Ltd.

23 Hata'as Street

Kfar Saba, Israel 44425

Attention: Shai Yarkoni, CEO

Email: shai@cellect.co

With a copy (for informational purposes only) to:

Horn & Co. - Law Offices

Amot Investment Tower, 24 Floor

2 Weizmann Street,

Tel Aviv, Israel

Attention: Yuva Horn, Adv.

Email: yhorn@hornlaw.co.il

and:

Royer Cooper Cohen Braunfeld LLC

101 West Elm Street, Suite 400

Conshohocken, PA 19428

Attention: David Gitlin, Esq.

Email: DGitlin@rccblaw.com

If to the Holder

c/o Altium Capital Management, LP

152 West 57th Street, 20th Floor

New York, NY 10019

Attention: Joshua Thomas

Telephone: 212-259-8404

E-mail: jthomas@altiumcap.com

With a copy (for informational purposes only) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Telephone:	(212) 756-2000
Facsimile:	(212) 593-5955
Attention:	Eleazer Klein, Esq.
Email:	eleazer.klein@srz.com

or to such other address, facsimile number and/or email address to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine or e-mail transmission containing the time, date, recipient facsimile number or e-mail address and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

This Agreement, the other Transaction Documents (as defined in the Primary Financing SPA and the Bridge SPA) and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof, and supersedes in their entirety all prior negotiations and agreements with respect to such subject matter, whether written or oral. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

Subject to the requirements of Section 5, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

* * * * * *

[Signature Page Follows]

IN WITNESS WHEREOF, the Holder, Quoin and Cellect have caused their respective signature page to this Waiver and Amendment Agreement to be duly executed as of the date first written above.

QUOIN:

Quoin Pharmaceuticals, Inc.

By:
Name:
Title:

[Signature Page to Waiver and Amendment Agreement]

IN WITNESS WHEREOF, the Holder, Quoin and Cellect have caused their respective signature page to this Waiver and Amendment Agreement to be duly executed as of the date first written above.

CELLECT:

Cellect Biotechnology Ltd.

By:
Name:
Title:

[Signature Page to Waiver and Amendment Agreement]

IN WITNESS WHEREOF, the Holder, Quoin and Cellect have caused their respective signature page to this Waiver and Amendment Agreement to be duly executed as of the date first written above.

HOLDER:

Altium Growth Fund, LP

By:
Name:
Title:

[Signature Page to Waiver and Amendment Agreement]

Exhibit A-1, A-2 & A-3

Amended and Restated Form of Primary Financing Warrant

[FORM OF SERIES [A] [B] [C] WARRANT]

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL SELECTED BY THE HOLDER, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD (X) PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR (Y) TO AN ACCREDITED INVESTOR IN A PRIVATE TRANSACTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

[QUOIN PHARMACEUTICALS, LTD.]

Series [A] [B] [C] Warrant To Purchase American Depositary Shares

Warrant No.: __________

Date of Issuance: [●]1 ("Issuance Date")

[Quoin Pharmaceuticals, Ltd.], an Israeli company formerly known as Cellect Biotechnology Ltd. (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [HOLDER], the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York time, on the Expiration Date, (as defined below), ___________________ (__________)2 fully paid nonassessable ADSs, subject to adjustment as provided herein (the "Warrant Shares" and such initial number of Warrant Shares, as adjusted pursuant to Section 2. Except as otherwise defined herein, capitalized terms in this Warrant to Purchase American Depositary Shares (including any Warrants to Purchase American Depositary Shares issued in exchange, transfer or replacement hereof, this "Warrant"), shall have the meanings set forth in Section 18. This Warrant is one of the [INSERT IN SERIES A WARRANT: Series A] [INSERT IN SERIES B WARRANT: Series B] [INSERT IN SERIES C WARRANT: Series C] Warrants to purchase American Depositary Shares (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of March 24, 2021 (the "Subscription Date"), by and among the Company, Quoin Pharmaceuticals, Inc., a Delaware corporation, and the investors (the "Buyers") referred to therein (as may be amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the "Securities Purchase Agreement"). Capitalized terms used herein and not otherwise defined shall have the definitions ascribed to such terms in the Securities Purchase Agreement.

[1]	Insert the Warrant Closing Date (as defined in the Securities Purchase Agreement).
[2]

[INSERT IN EACH OF SERIES A & B WARRANTS ISSUED ON THE WARRANT CLOSING DATE: 4,276,252] [INSERT IN SERIES C WARRANTS ISSUED ON THE WARRANT CLOSING DATE: 2,389,70]

[INSERT IN SERIES A & B WARRANTS ISSUED UPON CASH EXERCISE OF THE SERIES C WARRANT: Insert 100% of the number of ADSs issued to the Holder upon exercise of the Series C Warrants to the extent such exercise was effected by paying the applicable Aggregate Exercise Price (as defined in the Series C Warrants) in cash.]

1. EXERCISE OF WARRANT.

a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder at any time or times on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the "Exercise Notice"), of the Holder's election to exercise this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash by wire transfer of immediately available funds or (B) if the provisions of Section 1(d) are applicable, by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 1(d)(1)) [INSERT IN SERIES B WARRANT: or an Alternate Cashless Exercise (as defined in Section 1(d)(2))]. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder, nor shall any ink-original signature or medallion guarantee (or other type of guarantee or notarization) with respect to any Exercise Notice be required. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day following the date on which the Holder has delivered the applicable Exercise Notice to the Company, the Company shall transmit by electronic mail an acknowledgment of confirmation of receipt of the Exercise Notice to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the applicable Share Delivery Date, the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program and (A) the applicable Warrant Shares are subject to an effective resale registration statement in favor of the Holder or (B) if exercised via Cashless Exercise [INSERT IN SERIES B WARRANT: or Alternate Cashless Exercise], at a time when Rule 144 would be available for resale of the applicable Warrant Shares by the Holder, credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit / Withdrawal At Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or (A) the applicable Warrant Shares are not subject to an effective resale registration statement in favor of the Holder and (B) if exercised via Cashless Exercise [INSERT IN SERIES B WARRANT: or Alternate Cashless Exercise], at a time when Rule 144 would not be available for resale of the applicable Warrant Shares by the Holder, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise. The Company shall be responsible for all fees and expenses of the Transfer Agent and all fees and expenses with respect to the issuance of Warrant Shares via DTC, if any, including, without limitation, for same day processing. Upon delivery of the Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder's DTC account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares issuable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Warrant Shares are to be issued upon the exercise of this Warrant, but rather the number of Warrant Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant (other than the Holder's income taxes). The Company's obligations to issue and deliver Warrant Shares in accordance with the terms and subject to the conditions hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination. While any SPA Warrants remain outstanding, the Company shall use a transfer agent that participates in the DTC Fast Automated Securities Transfer Program.

b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.98 per ADS, subject to adjustment as provided herein.

c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on or prior to the applicable Share Delivery Date either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, a certificate for the number of ADSs to which the Holder is entitled and register such ADSs on the Company's share register or if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, to credit the Holder's balance account with DTC, for such number of ADSs to which the Holder is entitled upon the Holder's exercise of this Warrant or (II) if the Registration Statement covering the resale of the Warrant Shares that are the subject of the Exercise Notice (the "Unavailable Warrant Shares") is not available for the resale of such Unavailable Warrant Shares and the Company fails to promptly, but in no event later than as is required pursuant to the Registration Rights Agreement (x) so notify the Holder in writing and (y) deliver the Warrant Shares electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit / Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a "Notice Failure" and together with the event described in clause (I) above, an "Exercise Failure"), then, in addition to all other remedies available to the Holder, (X) the Company shall pay in cash to the Holder on each day after the applicable Share Delivery Date and during such Exercise Failure an amount equal to 1.5% of the product of (A) the number of Warrant Shares not issued to the Holder on or prior to the applicable Share Delivery Date and to which the Holder is entitled, and (B) any trading price of the ADSs selected by the Holder in writing as in effect at any time during the period beginning on the applicable date of delivery of the applicable Exercise Notice and ending on the applicable Share Delivery Date, and (Y) the Holder, upon written notice to the Company, may void its Exercise Notice with respect to, and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the voiding of an Exercise Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise. In addition to the foregoing, if on or prior to the applicable Share Delivery Date either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, the Company shall fail to issue and deliver a certificate to the Holder and register such ADSs on the Company's share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, credit the Holder's balance account with DTC for the number of ADSs to which the Holder is entitled upon the Holder's exercise hereunder or pursuant to the Company's obligation pursuant to clause (ii) below or (II) a Notice Failure occurs, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) ADSs relating to the applicable Exercise Failure (a "Buy-In"), then the Company shall, within five (5) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the ADSs so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such ADSs) or credit the Holder's balance account with DTC for such ADSs shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such ADSs or credit the Holder's balance account with DTC, as applicable, and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of ADSs, times (B) any trading price of the ADS selected by the Holder in writing as in effect at any time during the period beginning on the date of delivery of the applicable Exercise Notice and ending on the applicable Share Delivery Date. Nothing herein shall limit the Holder's right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing ADSs (or to electronically deliver such ADSs) upon the exercise of this Warrant as required pursuant to the terms hereof. Notwithstanding the forgoing, any payments made by the Company to the Holder pursuant to this Section 1(c) shall be made without withholding or deduction for any taxes (as defined in the Securities Purchase Agreement), unless required by law, in which case the Company will pay such additional amounts as will result, after such withholding or deduction, in the receipt by the Holder of the amounts that would otherwise have been receivable in respect thereof.

d) Cashless Exercise.

(1) Notwithstanding anything contained herein to the contrary, if at any time following the earlier of (x) [●], 20223 and (y) the Demand Effectiveness Deadline (as defined in the Registration Rights Agreement) of the Demand Registration Statement (as defined in the Registration Rights Agreement), if any, filed to register the Unavailable Warrant Shares for resale by the Holder, a Registration Statement covering the resale of the Unavailable Warrant Shares is not available for the resale of such Unavailable Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of ADSs determined according to the following formula (a "Cashless Exercise"):

Net Number = (A x B) - (A x C)

 B

For purposes of the foregoing formula:

A	=	the total number of ADSs with respect to which this Warrant is then being exercised.

B	=	as applicable: (i) the Weighted Average Price of the ADSs on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(a) hereof on a Trading Day prior to the opening of "regular trading hours" (as defined in Rule 600(b)(68) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (x) the Weighted Average Price of the ADSs on the Trading Day immediately preceding the date of the applicable Exercise Notice or (y) the Bid Price of the ADSs on the principal trading market for the ADSs as reported by Bloomberg as of the time of the Holder's execution of the applicable Exercise Notice if such Exercise Notice is executed during "regular trading hours" on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of "regular trading hours" on a Trading Day) pursuant to Section 1(a) hereof or (iii) the Weighted Average Price of the ADSs on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(a) hereof after the close of "regular trading hours" on such Trading Day.

C	=	the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

[3]	Insert date that is six (6) months immediately following the Shares Closing Date.

(2) [INSERT IN SERIES B WARRANT: Notwithstanding the foregoing, if on any Trading Day after [●], 20224 the Weighted Average Price of the ADSs is less than the Exercise Price for five (5) consecutive Trading Days, the Holder shall have the right, at any time while the Weighted Average Price of the ADSs is less than the Exercise Price, at the Holder's sole option and as elected by the Holder on the applicable Exercise Notice, to effect a Cashless Exercise hereunder, in whole or in part, but in lieu of receiving such aggregate number of Warrant Shares as described in the formula set forth in Section 1(d)(1), the Holder shall receive 1.0 ADS for each Warrant Share being exercised hereunder in such Cashless Exercise (each, an "Alternate Cashless Exercise").] [INSERT IN SERIES A & C WARRANTS: Intentionally omitted].

(3) For purposes of Rule 144(d), the Company hereby acknowledges and agrees that the Warrant Shares issued in a Cashless Exercise [INSERT IN SERIES B WARRANT: or an Alternate Cashless Exercise] shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares for purposes of Rule 144(d), shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Securities Purchase Agreement. The Company agrees not to take any position contrary to this Section 1(d) as long as the rules and interpretations of the SEC in effect as of the Subscription Date remain unchanged in this respect.

e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 12.

[4]	Insert date that is six (6) months immediately following the Shares Closing Date.

f) Beneficial Ownership Limitation on Exercises. Notwithstanding anything to the contrary contained herein, the Company shall not effect the exercise of any portion of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to the terms and conditions of this Warrant and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the Holder together with the other Attribution Parties collectively would beneficially own in excess of [4.99] [9.99]%5 (the "Maximum Percentage") of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by the Holder and the other Attribution Parties shall include the number of Ordinary Shares held by the Holder and all other Attribution Parties plus the number of Ordinary Shares underlying the Warrant Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (A) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including the [INSERT IN SERIES A WARRANT: Series B Warrants, Series C Warrants] [INSERT IN SERIES B WARRANT: Series A Warrants, Series C Warrants] [INSERT IN SERIES C WARRANT: Series A Warrants, Series B Warrants] and the Exchange Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 1(f). For purposes of this Section 1(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). For purposes of this Warrant, in determining the number of outstanding Ordinary Shares the Holder may acquire upon the exercise of this Warrant without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company's most recent Annual Report on Form 20-F, Report of Foreign Private Issuer on Form 6-K or other public filing with the Securities and Exchange Commission (the "SEC"), as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding (the "Reported Outstanding Share Number"). If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall (i) promptly notify the Holder in writing of the number of Ordinary Shares then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder's beneficial ownership, as determined pursuant to this Section 1(f), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be purchased pursuant to such Exercise Notice (the number of Warrant Shares by which such purchase is reduced, the "Reduction Shares") and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. For any reason at any time, upon the written or oral request of the Holder, the Company shall within two (2) Trading Days confirm in writing by electronic mail to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Warrant Shares to the Holder upon exercise of this Warrant results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of Warrant Shares so issued by which the Holder's and the other Attribution Parties' aggregate beneficial ownership exceeds the Maximum Percentage (the "Excess Shares") shall be deemed null and void and shall be cancelled ab initio and any portion of this Warrant so exercised shall be reinstated, and the Holder shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of SPA Warrants that is not an Attribution Party of the Holder. For purposes of clarity, the Ordinary Shares underlying the Warrant Shares issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 1(f) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

[5]	Insert Maximum Percentage as indicated on the Buyer's signature page attached to the Securities Purchase Agreement.

g) Insufficient Authorized Shares. If at any time while this Warrant remains outstanding the Company does not have a sufficient number of authorized and unreserved Ordinary Shares to satisfy its obligation to reserve for issuance upon exercise of this Warrant at least a number of Ordinary Shares equal to the maximum number of Ordinary Shares as shall from time to time be necessary to effect the exercise in full of all of this Warrant then outstanding without regard to any limitation on exercise set forth herein [INSERT IN SERIES A & B WARRANTS: and assuming that the Series C Warrant has been exercised in full by paying the Aggregate Exercise Price (as defined in the Series C Warrants) in cash (without giving effect to any limitation on exercise set forth therein)] (the "Required Reserve Amount" and the failure to have such sufficient number of authorized and unreserved Ordinary Shares, an "Authorized Share Failure"), then the Company shall immediately take all action necessary to increase the Company's authorized Ordinary Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for this Warrant then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized Ordinary Shares. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders' approval of such increase in authorized Ordinary Shares and to cause its board of directors to recommend to the stockholders that they approve such proposal. Notwithstanding the foregoing, if any such time of an Authorized Share Failure, the Company is able to obtain the written consent of a majority of its issued and outstanding Ordinary Shares to approve the increase in the number of authorized Ordinary Shares, the Company may satisfy this obligation by obtaining such consent and submitting for filing with the SEC an Information Statement on Schedule 14C. In the event that upon any exercise of this Warrant, the Company does not have sufficient authorized Ordinary Shares to deliver Warrant Shares in satisfaction of such exercise, then unless the Holder elects to void such attempted exercise, the Holder may require the Company to pay to the Holder within five (5) Trading Days of the applicable exercise, cash in an amount equal to the product of (i) the number of Warrant Shares that the Company is unable to deliver pursuant to this Section 1(g) and (ii) the highest Weighted Average Price of the ADSs during the period beginning on the date of such attempted exercise and the date that the Company makes the applicable cash payment.

h) [INSERT IN SERIES C WARRANT: Issuance of Series A Warrants and Series B Warrants. Upon each exercise of this Warrant whereby the Holder pays the applicable Aggregate Exercise Price in cash, whether such exercise is pursuant to Section 1(a) or Section 1(i), the Company shall, on the applicable Share Delivery Date, along with delivering the Warrant Shares issuable to the Holder upon exercise of this Warrant, issue (i) a Series A Warrant and (ii) a Series B Warrant, each to purchase a number of ADSs equal to the number of Warrant Shares issuable to the Holder upon such exercise of this Warrant (without any regard to any limitation on exercise included therein).

i) Mandatory Exercise at the Company's Election.

(1) If at any time from and after the Initial Effectiveness Deadline (as defined in the Registration Rights Agreement) no Equity Conditions Failure has occurred during the Equity Conditions Measuring Period, the Company shall have the right to require the Holder and all, but not less than all, holders of the other SPA Warrants, to exercise all or any portion of this Warrant and the other SPA Warrants, as designated in the applicable Mandatory Exercise Notice (as defined below), into fully paid, validly issued and nonassessable ADSs in accordance with Section 1(a) hereof at the Exercise Price on the Mandatory Exercise Date (as defined below) (a "Mandatory Exercise") provided that if any Mandatory Exercise requires the exercise of less than all of this Warrant and the other SPA Warrants that then remain outstanding, such Mandatory Exercise shall be for a number of ADSs that would, in the aggregate, cause the Holder and the holders of the other SPA Warrants to pay in the aggregate an Aggregate Exercise Price in cash to the Company that is not less than $1,000,000. The Company may exercise its right to require exercise under this Section 1(i)(1) by delivering a written notice thereof by electronic mail and overnight courier to the Holder and all, but not less than all, of the holders of the other SPA Warrants and the Transfer Agent (a "Mandatory Exercise Notice" and the date the Holder and all the holders of the other SPA Warrants receive such notice is referred to as a "Mandatory Exercise Notice Date"). Each Mandatory Exercise Notice shall be irrevocable. Each Mandatory Exercise Notice shall (i) state (a) the Trading Day on which the applicable Mandatory Exercise shall occur, which shall be the tenth (10th) Trading Day immediately following the related Mandatory Exercise Notice Date (a "Mandatory Exercise Date"), (b) the aggregate number of SPA Warrants which the Company has elected to be subject to such Mandatory Exercise from the Holder and all of the holders of the other SPA Warrants pursuant to this Section 1(i)(1) (and analogous provisions under the other SPA Warrants) and (c) the number of ADSs to be issued to the Holder on such Mandatory Exercise Date and (ii) certify that there has been no Equity Conditions Failure on any day during the period beginning on the first day of the Equity Conditions Measuring Period prior to the applicable Mandatory Exercise Notice Date through the related Mandatory Exercise Notice Date. If the Company confirmed that there was no such Equity Conditions Failure as of the applicable Mandatory Exercise Notice Date but an Equity Conditions Failure occurs between such Mandatory Exercise Notice Date and the related Mandatory Exercise Date (a "Mandatory Exercise Interim Period"), the Company shall provide the Holder and each holder of the other SPA Warrants a subsequent notice to that effect. If there is an Equity Conditions Failure (which is not waived in writing by the Holder) during a Mandatory Exercise Interim Period, then the applicable Mandatory Exercise shall be null and void with respect to all or any part designated by the Holder of the unexercised portion of this Warrant subject to the applicable Mandatory Exercise and the Holder shall be entitled to all the rights of a holder of this Warrant with respect to such portion of this Warrant. Notwithstanding anything to the contrary in this Section 1(i)(1), until a Mandatory Exercise has occurred, the portion of this Warrant subject to such Mandatory Exercise may be exercised, in whole or in part (but subject to Section 1(f)), by the Holder into ADSs pursuant to Section 1(a). All exercises of this Warrant by the Holder after a Mandatory Exercise Notice Date and prior to the related Mandatory Exercise Date shall reduce the portion of this Warrant required to be exercised on the applicable Mandatory Exercise Date, unless the Holder otherwise indicates in the applicable Exercise Notice. If the Company elects to cause a Mandatory Exercise pursuant to Section 1(i)(1), then it must simultaneously take the same action in the same proportion with respect to all of the other SPA Warrants.

(2) Notwithstanding the foregoing, if (i) the Company has elected to effect a Mandatory Exercise pursuant to Section 1(i)(1), (ii) the Company is permitted pursuant to Section 1(i)(1) to effect a Mandatory Exercise if not for the Equity Condition set forth in clause (iv) of such definition, (iii) such Mandatory Exercise would violate the Equity Condition set forth in clause (iv) of such definition, and prior to the applicable Mandatory Exercise Date the Holder has delivered to the Company a written notice (A) stating that such Mandatory Exercise would result in a violation of Section 1(f) and (B) specifying the portion of the Warrant with respect to which such Mandatory Exercise would result in a violation of Section 1(f) if such Mandatory Exercise were effected in full (such amount so specified is referred to herein as a "Designated Blocker Amount"), the Holder shall pay the Aggregate Exercise Price with respect to the portion of this Warrant that is subject to the applicable Mandatory Exercise (including the Aggregate Exercise Price with respect to the Designated Blocker Amount) and the Company shall hold the ADSs issuable to the Holder pursuant to such Mandatory Exercise of the Designated Blocker Amount in abeyance for the Holder until such time or times as its right thereto would not result in the Holder and its other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall give notice thereof to the Company and pay the Aggregate Exercise Price with respect to such portion of this Warrant that was subject to the applicable Mandatory Exercise and that would no longer result in a violation of the Equity Condition set forth in clause (iv) of such definition and the Holder shall be promptly, but in any event within two (2) Trading Days of such notice, delivered such ADSs to the extent as if there had been no such limitation. In the event the Company fails to timely deliver the Warrant Shares on the applicable Mandatory Exercise Date, the Holder shall be entitled to all the remedies set forth in Section 1(c) as if the Holder had delivered an Exercise Notice to the Company and the Company failed to deliver the applicable Warrant Shares on the related Share Delivery Date. For the avoidance of doubt, from and after the applicable Mandatory Exercise Date, no adjustment to the number of Warrant Shares pursuant to Section 2(f) shall apply to any portion of this Warrant subject to the related Mandatory Exercise.]

2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

(a) [INSERT IN SERIES C WARRANT: Intentionally omitted.] [INSERT IN SERIES A & B WARRANTS: Adjustment Upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date, except for the issuance or deemed issuance of Excluded Securities, the Company publicly announces, issues or sells, enters into a definitive, binding agreement pursuant to which the Company is required to issue or sell or, in accordance with this Section 2(a), is deemed to have issued or sold, any Ordinary Shares (including the issuance or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding, for the avoidance of doubt, Ordinary Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities) for a consideration per Ordinary Share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the quotient obtained by dividing (x) the Exercise Price in effect immediately prior to such public announcement, issue or sale or deemed issuance or sale or entry into such a definitive, binding agreement, by (y) the ratio of Ordinary Shares per ADS (which ratio shall, initially, be equal to four hundred (400)) (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product obtained by multiplying (x) the New Issuance Price, by (y) the ratio of Ordinary Shares per ADS (which ratio shall, initially, be equal to four hundred (400)). For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants or sells or enters into a definitive, binding agreement pursuant to which the Company is required to grant or sell, or the Company publicly announces the issuance or sale of, any Options and the lowest price per Ordinary Share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per Ordinary Share. For purposes of this Section 2(a)(i), the "lowest price per Ordinary Share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option less any consideration paid or payable by the Company with respect to such one Ordinary Share upon the granting or sale of such Option, upon exercise of such Option and upon conversion exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price shall be made upon the actual issuance of such Ordinary Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Share upon conversion, exercise or exchange of such Convertible Securities.

(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells, or enters into a definitive, binding agreement pursuant to which the Company is required to grant or sell or the Company publicly announces the issuance or sale of, any Convertible Securities and the lowest price per Ordinary Share for which one Ordinary Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per Ordinary Share. For the purposes of this Section 2(a)(ii), the "lowest price per Ordinary Share for which one Ordinary Share is issuable upon the conversion, exercise or exchange thereof" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security less any consideration paid or payable by the Company with respect to such one Ordinary Share upon the issuance or sale of such Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time, the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price, which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

(iv) Calculation of Consideration Received. If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as reasonably determined by the Holder, the "Primary Security", and such Option and/or Convertible Security and/or Adjustment Right, the "Secondary Securities"), together comprising one integrated transaction, (or one or more transactions if such issuances or sales or deemed issuances or sales of securities of the Company either (A) have at least one investor or purchaser in common, (B) are consummated in reasonable proximity to each other and/or (C) are consummated under the same plan of financing) the aggregate consideration per Ordinary Share with respect to such Primary Security shall be deemed to be equal to the difference of (x) the lowest price per Ordinary Share for which one Ordinary Share was issued (or was deemed to be issued pursuant to Section 2(a)(i) or Section 2(a)(ii), as applicable) in such integrated transaction solely with respect to such Primary Security, minus (y) with respect to such Secondary Securities, the sum of (I) the Black Scholes Consideration Value of each such Option, if any, (II) the fair market value (as determined by the Holder in good faith) or the Black Scholes Consideration Value, as applicable, of such Adjustment Right, if any, and (III) the fair market value (as determined by the Holder) of such Convertible Security, if any, in each case, as determined on a per Ordinary Share basis in accordance with this Section 2(a)(iv). If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor (for the purpose of determining the consideration paid for such Ordinary Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the net amount of consideration received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company (for the purpose of determining the consideration paid for such Ordinary Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the Weighted Average Prices of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor (for the purpose of determining the consideration paid for such Ordinary Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities (as the case may be). The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company. Notwithstanding anything to the contrary contained herein, if a calculation pursuant to this Section 2(a)(iv) would result in an Exercise Price that is lower than the par value of the Ordinary Shares, then the Exercise Price shall be deemed to equal the par value of the Ordinary Shares.

(v) Record Date. If the Company takes a record of the holders of Ordinary Shares or ADSs for the purpose of entitling them (A) to receive a dividend or other distribution payable in ADSs, Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase ADSs, Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the ADSs or Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(vi) No Readjustments. For the avoidance of doubt, in the event the Exercise Price has been adjusted pursuant to this Section 2(a) and the Dilutive Issuance that triggered such adjustment does not occur, is not consummated, is unwound or is cancelled after the facts for any reason whatsoever, in no event shall the Exercise Price be readjusted to the Exercise Price that would have been in effect if such Dilutive Issuance had not occurred or been consummated.]

(b) Voluntary Adjustment By Company. The Company may at any time during the term of this Warrant, with the prior written consent of the Holder, (i) reduce the then current Exercise Price and/or (ii) increase the then current number of Warrant Shares, in each case, to any amount or number and for any period of time deemed appropriate by the Board of Directors of the Company.

(c) Adjustment Upon Subdivision or Combination of Ordinary Shares or ADSs. If the Company at any time on or after the Shares Closing Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Ordinary Shares or ADSs into a greater number of Ordinary Shares or ADSs, as applicable, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Shares Closing Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares or ADSs into a smaller number of Ordinary Shares or ADSs, as applicable, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(c) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(d) Change in ADS Ratio. If after the Issuance Date the ratio of ADSs to Ordinary Shares is increased or reduced, then the number of Warrant Shares to be delivered upon exercise of this Warrant will be reduced or increased (respectively) in inverse proportion to the change in the such ratio and the Exercise Price per Warrant will be increased or reduced (respectively) in proportion to the change in Ordinary Shares per ADS, so that the total number or Warrant Shares underlying the this Warrant and the aggregate Exercise Price for this Warrant remain unchanged.

(e) Change from ADSs to Ordinary Shares. If after the Issuance Date all outstanding ADSs are exchanged for Ordinary Shares and this Warrant then becomes exercisable for Ordinary Shares, then (i) the number of Ordinary Shares to be delivered upon exercise of this Warrant will equal the number of Ordinary Shares underlying the Warrant Shares issuable upon exercise of this Warrant immediately prior to such change (without regard to any limitation on exercise set forth herein), (ii) the Exercise Price any other prices referenced herein shall be proportionately adjusted to reflect the price per Ordinary Share rather than the price per ADS and (ii) all references to ADSs adjusted to appropriately reference Ordinary Shares. Following such adjustments, the total number or Warrant Shares underlying the this Warrant and the aggregate Exercise Price for this Warrant remain unchanged.

(f) Intentionally omitted.

(g) [INSERT IN SERIES A & B WARRANTS: Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares, as mutually determined by the Company's Board of Directors and the Required Holders, so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(g) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.]

3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to any or all holders of Ordinary Shares or ADSs, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, Options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the Shares Closing Date, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein as if the Holder had held the number of Ordinary Shares underlying the Warrant Shares acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs, as applicable, are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder's right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Distribution (and beneficial ownership) to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS; CHANGE OF CONTROL.

(a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time following the Shares Closing Date the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares or ADSs (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares underlying the Warrant Shares acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs, as applicable, are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder's right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Purchase Right (and beneficial ownership) to such extent) and such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance) to the same extent as if there had been no such limitation).

(b)  Fundamental Transactions. If, at any time after the Issuance Date until this Warrant ceases to be outstanding, a Fundamental Transaction occurs or is consummated, then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 1(f) on the exercise of this Warrant), the number of shares of capital stock of the successor or acquiring corporation or of ADSs of the Company, if it is the surviving corporation, and any additional consideration (the "Alternate Consideration") receivable as a result of such Fundamental Transaction by a holder of the number of ADSs for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 1(f) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one ADS in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of ADSs are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any Successor Entity to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its Parent Entity) equivalent to the ADSs acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Required Holders. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall be added to the term "Company" under this Warrant (so that from and after the occurrence or consummation of such Fundamental Transaction, each and every provision of this Warrant referring to the "Company" shall refer instead to each of the Company and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Company, may exercise every right and power of the Company prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Company prior thereto under this Warrant with the same effect as if the Company and such Successor Entity or Successor Entities, jointly and severally, had been named as the Company in this Warrant.

(c)  Notwithstanding the foregoing, in the event of a Change of Control, at the request of the Holder delivered before the ninetieth (90th) day after the occurrence or consummation of such Change of Control, the Company (or the Successor Entity) shall purchase this Warrant from the Holder by paying to the Holder, within five (5) Business Days after such request (or, if later, on the effective date of the Change of Control), cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the effective date of such Change of Control; provided, however, that, if such Change of Control is not within the Company's control, including not approved by the Company's Board of Directors, the Holder shall only be entitled to receive from the Company or any Successor Entity, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of ADSs of the Company in connection with such Change of Control, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of ADSs are given the choice to receive from among alternative forms of consideration in connection with such Change of Control; provided, further, that if holders of ADSs of the Company are not offered or paid any consideration in such Change of Control, such holders of ADSs will be deemed to have received common stock of the Successor Entity (which Successor Entity may be the Company following such Change of Control) in such Change of Control. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within the later of (i) five (5) Business Days of the Holder's election and (ii) the date of consummation of the applicable Change of Control.

5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all of the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Ordinary Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares underlying the Warrant Shares issuable upon the exercise of this Warrant, and (iii) shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the Required Reserve Amount of Ordinary Shares.

6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

7. REISSUANCE OF WARRANTS.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no SPA Warrants for fractional Warrant Shares shall be given.

(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of ADSs underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 10(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) Business Days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares or ADSs, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Ordinary Shares or ADSs or (C) for determining rights to vote with respect to any Fundamental Transaction, Change of Control, dissolution or liquidation; provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder. It is expressly understood and agreed that the time of exercise specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended or waived and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 10(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

11. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all of the Buyers and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall cause the Transfer Agent to issue to the Holder the number of Warrant Shares that is not disputed and the Company shall submit the disputed determinations or arithmetic calculations via electronic mail within two (2) Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one (1) Business Day submit via electronic mail (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Holder and approved by the Company, such approval not to be unreasonably withheld, conditioned or delayed or (b) the disputed arithmetic calculation of the Warrant Shares to an independent, outside accountant, selected by the Holder and approved by the Company, such approval not to be unreasonably withheld, conditioned or delayed. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

14. TRANSFER. This Warrant and the Warrant Shares may be offered for sale, sold, transferred, pledged or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

15. SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the Company and the Holder as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the Company or the Holder or the practical realization of the benefits that would otherwise be conferred upon the Company and the Holder. The Company and the Holder will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

16. DISCLOSURE. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Warrant, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall contemporaneously with any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, nonpublic information relating to the Company or its Subsidiaries, the Company so shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.

17. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant or (b) there occurs any bankruptcy, reorganization, receivership of the company or other proceedings affecting company creditors’ rights and involving a claim under this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements.

18. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) "1933 Act" means the Securities Act of 1933, as amended.

(b) "Adjustment Right" means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 2(a)(i) or Section 2(a)(ii)) of Ordinary Shares (other than rights of the type described in Section 3 and 4 hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(c) "ADS" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(d) "Affiliate" shall have the meaning ascribed to such term in Rule 405 promulgated under the 1933 Act or any successor rule.

(e) "American Depositary Shares" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(f) "Approved Stock Plan" means any employee benefit or incentive plan which has been approved by the Board of Directors of the Company prior to or subsequent to the Issuance Date, pursuant to which the Company's securities may be issued to any employee, officer, consultant or director for services provided to the Company.

(g) "Attribution Parties" means, collectively, the following Persons: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder's investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Person whose beneficial ownership of the Ordinary Shares would or could be aggregated with the Holder's and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(h) "Bid Price" means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on an Eligible Market, the bid price of the ADSs for the time in question (or the nearest preceding date) on the Eligible Market on which the ADSs are then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported in the Pink Open Market (f/k/a OTC Pink) published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (c) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Required Holders and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

(i) "Black Scholes Consideration Value" means the value of the applicable Option or Adjustment Right (as the case may be) calculated using the Black-Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of the date of issuance and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of such Option or Adjustment Right (as the case may be) as of the date of issuance of such Option or Adjustment Right (as the case may be), (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the issuance of such Option or Adjustment Right (as the case may be), or, if the issuance of such Option or Adjustment Right (as the case may be) is not publicly announced, the date of issuance of such Option or Adjustment Right (as the case may be), (iii) the underlying price per ADS used in such calculation shall be the highest Weighted Average Price of the ADSs during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the issuance of such Option or Adjustment Right (as the case may be) and ending on (A) the Trading Day immediately following the public announcement of the execution of definitive documents with respect to the issuance of such Option or Adjustment Right (as the case may be), or, (B) if the execution of definitive documents with respect to the issuance of such Option or Adjustment Right (as the case may be) is not publicly announced, the date of such issuance, (iv) a remaining option time equal to the time between the date of the public announcement of the execution of definitive documents with respect to the issuance of such Option or Adjustment Right (as the case may be) or, if the execution of definitive documents with respect to the issuance of such Option or Adjustment Right (as the case may be) is not publicly announced, the date of such issuance, (v) a zero cost of borrow and (vi) a 365 day annualization factor.

(j) "Black Scholes Value" means the value of this Warrant calculated using the Black-Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of the day immediately following the public announcement of the applicable contemplated Change of Control, or, if such contemplated Change of Control is not publicly announced, the date such Change of Control has occurred or is consummated, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable contemplated Change of Control, or, if such contemplated Change of Control is not publicly announced, the date such Change of Control has occurred or is consummated, (iii) the underlying price per ADS used in such calculation shall be the greater of (x) the highest Weighted Average Price of the ADSs during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the applicable Change of Control and ending on (A) the Trading Day immediately following the public announcement of such contemplated Change of Control, if the applicable contemplated Change of Control is publicly announced or (B) the Trading Day immediately following the consummation of the applicable Change of Control if the applicable contemplated Change of Control is not publicly announced and (y) the sum of the price per ADS being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Change of Control, (iv) a remaining option time equal to the time between the date of the public announcement of the applicable contemplated Change of Control or, if such applicable contemplated Change of Control is not publicly announced, the date such Change of Control has occurred or is consummated, (v) a zero cost of borrow and (vi) a 365 day annualization factor.

(k) "Bloomberg" means Bloomberg Financial Markets.

(l) "Bridge Securities Purchase Agreement" means that certain Securities Purchase Agreement dated as of March 24, 2021 by and between Quoin Pharmaceuticals, Inc. and the investors listed on the signature page attached thereto.

(m) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York, New York generally are open for use by customers on such day.

(n) "Change of Control" means any Fundamental Transaction other than (i) any reorganization, recapitalization or reclassification of the Ordinary Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respect, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company. Notwithstanding anything herein to the contrary, any transaction or series of transaction that, directly or indirectly, results in the Company or the Successor Entity not having ADSs, Ordinary Shares or common stock, as applicable, registered under the 1934 Act and listed on an Eligible Market shall be deemed a Change of Control.

(o) "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares or ADSs.

(p) "Eligible Market" means the Principal Market, the NYSE American, The Nasdaq Capital Market, The Nasdaq Global Market or The New York Stock Exchange.

(q) [INSERT IN SERIES C WARRANT: "Equity Conditions" means each of the following conditions: (i) on each day during the Equity Conditions Measuring Period, all Warrant Shares and all Ordinary Shares underlying the Warrant Shares issuable upon exercise of the portion of this Warrant that is subject to the Mandatory Exercise requiring the satisfaction of the Equity Conditions shall be subject to one or more Registration Statements that are effective and available for the resale of all such Warrant Shares and such Ordinary Shares, in accordance with the terms of the Registration Rights Agreement and there shall not have been any Grace Periods (as defined in the Registration Rights Agreement) and there shall be no need for registration under any applicable federal or state securities laws; (ii) on each day during the Equity Conditions Measuring Period, the ADSs are designated for quotation on the Principal Market or any other Eligible Market and shall not have been suspended from trading on such exchange or market nor shall delisting or suspension by such exchange or market been threatened, commenced or pending either (A) in writing by such exchange or market or (B) by falling below the then effective minimum listing maintenance requirements of such exchange or market; (iii) on each day during the Equity Conditions Measuring Period, the Company shall have delivered the Warrant Shares pursuant to the terms of this Warrant, the other SPA Warrants, the Series A Warrants, the Series B Warrants and the Exchange Warrants to the Holder on a timely basis as set forth in Section 1(a) hereof (and analogous provisions under the other SPA Warrants, the Series A Warrants, the Series B Warrants and the Exchange Warrants); (iv) all Ordinary Shares underlying the Warrant Shares issuable upon exercise of the portion of this Warrant that is subject to the Mandatory Exercise on the Mandatory Exercise Date requiring the satisfaction of the Equity Conditions may be issued in full without violating Section 1(f) hereof (and analogous provisions under the other SPA Warrants); (v) all Warrant Shares and all Ordinary Shares underlying the Warrant Shares issuable upon exercise of the portion of this Warrant that is subject to the Mandatory Exercise on the Mandatory Exercise Date requiring the satisfaction of the Equity Conditions may be issued in full without violating the rules or regulations of the Principal Market or any other applicable Eligible Market; (vi) the Company shall have no knowledge of any fact that would reasonably be expected to cause the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of the Warrant Shares and the Ordinary Shares underlying the Warrant Shares issuable upon exercise of the portion of this Warrant that is subject to the Mandatory Exercise requiring the satisfaction of the Equity Conditions; (vii) on each day during the Equity Conditions Measuring Period, the Company shall have been in compliance with and shall not have breached any provision, covenant, representation or warranty of any Transaction Document; (viii) on each day during Equity Conditions Measuring Period, the Holder shall not be in possession of any material, nonpublic information received from the Company, any Subsidiary or its respective agent or Affiliates; (ix) the Warrant Shares and the Ordinary Shares underlying the Warrant Shares issuable upon exercise of the portion of this Warrant that is subject to the Mandatory Exercise requiring the satisfaction of the Equity Conditions are duly reserved and authorized and such Warrant Shares are listed and eligible for trading without restriction on an Eligible Market; and (x) on each Trading Day during the Equity Conditions Measuring Period, the daily dollar trading volume of the ADSs on the Principal Market as reported by Bloomberg shall be at least $250,000.] [INSERT IN SERIES A & B WARRANTS: Intentionally omitted.]

(h) [INSERT IN SERIES C WARRANT: "Equity Conditions Failure" means that as of the applicable date of determination, the Equity Conditions have not each been satisfied (or waived in writing by the Holder; provided that the Equity Conditions set forth in clause (iv) and clause (v) of the definition of "Equity Conditions" shall not be waivable by the Holder).] [INSERT IN SERIES A& B WARRANTS: Intentionally omitted.]

(r) [INSERT IN SERIES C WARRANT: "Equity Conditions Measuring Period" means the period beginning fifteen (15) Trading Days prior to the Mandatory Exercise Notice Date through and including the Mandatory Exercise Date.] [INSERT IN SERIES A & B WARRANTS: Intentionally omitted.]

(s) "Exchange Warrants" shall mean the Warrants to purchase shares of common stock, par value $0.01 per share, of Quoin Pharmaceuticals, Inc. issued pursuant to the Bridge Securities Purchase Agreement, which upon consummation of the transactions contemplated by the Merger Agreement will be exchanged for identical Warrants issued by the Company to purchase ADSs (with references to shares of such common stock appropriately adjusted to reference ADSs and with share amounts and share prices adjusted to reflect the Exchange Ratio (as defined in the Merger Agreement)), which form is attached as Exhibit F to the Securities Purchase Agreement.

(t) "Excluded Securities" means any Ordinary Shares issued or issuable or deemed to be issued in accordance with Section 2(a)(i) or Section 2(a)(ii) by the Company: (i) under any Approved Stock Plan; provided, however, that no more than three percent (3.0%) of the number of Ordinary Shares (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring relating to the Ordinary Shares after the Shares Closing Date (as defined in the Securities Purchase Agreement)) issued and outstanding as of the Shares Closing Date are issued or issuable to consultants pursuant to an Approved Stock Plan hereunder as Excluded Securities, (ii) upon exercise of any SPA Warrants, [INSERT IN SERIES A WARRANT: any Series B Warrants, any Series C Warrants] [INSERT IN SERIES B WARRANT: any Series A Warrants, any Series C Warrants] [INSERT IN SERIES C WARRANT: any Series A Warrants, any Series B Warrants] and any Exchange Warrants; provided, that the terms of such SPA Warrants, [INSERT IN SERIES A WARRANT: Series B Warrants, Series C Warrants] [INSERT IN SERIES B WARRANT: Series A Warrants, Series C Warrants] [INSERT IN SERIES C WARRANT: Series A Warrants, Series B Warrants] and Exchange Warrants are not amended, modified or changed on or after the Subscription Date, (iii) upon conversion, exercise or exchange of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date; provided, that such issuance of Ordinary Shares upon exercise of such Options or Convertible Securities is made pursuant to the terms of such Options or Convertible Securities in effect on the date immediately preceding the Subscription Date and such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date, (iv) pursuant to the Merger Agreement or the Form F-4 (as defined in the Securities Purchase Agreement) or (v) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person which is, itself or through its Subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall be entered into for bona fide reasons other than capital raising and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities for the purpose of raising capital or to an entity whose primary business is investing in securities.

(u) "Expiration Date" means [INSERT IN SERIES A WARRANT: the date sixty (60) months after the Warrant Closing Date (as defined in the Securities Purchase Agreement)] [INSERT IN SERIES B & C WARRANTS: the date twenty-four (24) months after the Registration Date] or, if such date falls on a Holiday, the next day that is not a Holiday.

(v) "Fundamental Transaction" means (A) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its "significant subsidiaries" (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Ordinary Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding Ordinary Shares, (y) 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Ordinary Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Ordinary Shares, or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Ordinary Shares, (y) at least 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of Ordinary Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Ordinary Shares, or (v) reorganize, recapitalize or reclassify its Ordinary Shares, (B) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Ordinary Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares not held by all such Subject Entities as of the Subscription Date calculated as if any Ordinary Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their Ordinary Shares without approval of the stockholders of the Company or (C) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction. For the avoidance of doubt, in no event shall the Merger (as defined in the Merger Agreement) completed on or before the Issuance Date be deemed to be a "Fundamental Transaction."

(w) "Group" means a "group" as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(x) "Holiday" means a day other than a Business Day or on which trading does not take place on the Principal Market.

(y) "Lead Investor" means Altium Growth Fund, LP.

(z) "Merger Agreement" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(aa) "Options" means any rights, warrants or options to subscribe for or purchase (i) Ordinary Shares or ADSs or (ii) Convertible Securities.

(bb) "Ordinary Shares" means (i) the Company's ordinary shares, no par value per share, including, without limitation, the Company's ordinary shares, no par value per share, underlying ADSs and (ii) any share capital into which such Ordinary Shares shall be changed or any share capital resulting from a reclassification, reorganization or recapitalization of such Ordinary Shares.

(cc) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person, including such entity whose common capital or equivalent equity security is quoted or listed on an Eligible Market (or, if so elected by the Holder, any other market, exchange or quotation system), or, if there is more than one such Person or such entity, the Person or such entity designated by the Required Holders or in the absence of such designation, such Person or entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction or Change of Control, as applicable.

(dd) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(ee) "Principal Market" means The Nasdaq Global Select Market or, if The Nasdaq Global Select Market is not, as of the applicable date of determination, the primary Eligible market with respect to the ADSs, then such primary Eligible Market.

(ff) [INSERT IN SERIES B & C WARRANTS: "Registrable Securities" shall have the meaning ascribed to such term in the Registration Rights Agreement.] [INSERT IN SERIES A WARRANT: Intentionally omitted.]

(gg) [INSERT IN SERIES B & C WARRANTS: "Registration Date" means the first date all Registrable Securities (without regard to any Cutback Shares (as defined in the Registration Rights Agreement)) are registered by the Company for resale by the Holder pursuant to one or more effective Registration Statement(s).] [INSERT IN SERIES A WARRANT: Intentionally omitted.]

(hh) "Registration Rights Agreement" means that certain Registration Rights Agreement dated as of the Subscription Date by and among the Company and the Buyers.

(ii) "Registration Statement" shall have the meaning ascribed to such term in the Registration Rights Agreement.

(jj) "Required Holders" means the holders of the SPA Warrants representing at least a majority of the Ordinary Shares underlying the Warrant Shares issuable upon exercise of the SPA Warrants then outstanding (without regard to any limitation on exercise set forth therein) and shall include the Lead Investor so long as the Lead Investor or any of its Affiliates holds any SPA Warrants.

(kk) "Rule 144" means Rule 144 promulgated under the 1933 Act or any successor rule.

(ll) [INSERT IN SERIES B & C WARRANTS: "Series A Warrants" shall have the meaning ascribed to such term in the Securities Purchase Agreement.] [INSERT IN SERIES A WARRANT: Intentionally omitted.]

(mm) [INSERT IN SERIES A & C WARRANTS: "Series B Warrants" shall have the meaning ascribed to such term in the Securities Purchase Agreement, including pursuant to Section 1(g) thereof.] [INSERT IN SERIES B WARRANT: Intentionally omitted.]

(nn) [INSERT IN SERIES A & B WARRANTS: "Series C Warrants" shall have the meaning ascribed to such term in the Securities Purchase Agreement, including pursuant to Section 1(g) thereof.] [INSERT IN SERIES C WARRANT: Intentionally omitted.]

(oo) "Share Delivery Date" means the earlier of (i) the second (2nd) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period, in each case, following the date on which the Holder delivers the applicable Exercise Notice to the Company, so long as the Holder delivers the applicable Aggregate Exercise Price (or notice of a Cashless Exercise [INSERT IN SERIES B WARRANT: or Alternate Cashless Exercise]) on or prior to the earlier of (i) the second (2nd) Trading Day following the date on which the Holder has delivered the applicable Exercise Notice to the Company and (ii) the number of Trading Days comprising the Standard Settlement Period following the date on which the Holder has delivered the applicable Exercise Notice to the Company (provided that if the applicable Aggregate Exercise Price (or applicable notice of a Cashless Exercise [INSERT IN SERIES B WARRANT: or Alternate Cashless Exercise]) has not been delivered to the Company by such date, the applicable Share Delivery Date shall be one (1) Trading Day after the Holder has delivered the applicable Aggregate Exercise Price (or applicable notice of a Cashless Exercise [INSERT IN SERIES B WARRANT: or Alternate Cashless Exercise]) to the Company.

(pp) "Shares Closing Date" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(qq) "Standard Settlement Period" means the standard settlement period, expressed in a number of Trading Days, on the Principal Market with respect to the ADSs as in effect on the date of delivery of the applicable Exercise Notice.

(rr) "Subject Entity" means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

j) "Subsidiary" means any entity in which the Company, directly or indirectly, owns any of the capital stock or holds an equity or similar interest.

(ss) "Successor Entity" means one or more Person or Persons (or, if so elected by the Holder, the Company or Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or Change of Control, as applicable, or one or more Person or Persons (or, if so elected by the Holder, the Company or the Parent Entity) with which such Fundamental Transaction or Change of Control, as applicable, shall have been entered into.

(tt) "taxes" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(uu) "Trading Day" means any day on which the ADSs are traded on the Principal Market.

(vv) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30 a.m., New York time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00 p.m., New York time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg through its "Volume at Price" function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00 p.m., New York time (or such other time as such market publicly announces is the official close of trading), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the OTC Link or Pink Open Market (f/k/a OTC Pink) published by the OTC Markets Group, Inc. (or similar organization or agency succeeding to its functions of reporting prices). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12 with the term "Weighted Average Price" being substituted for the term "Exercise Price." All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction relating to the Ordinary Shares and/or the ADSs, as applicable, during the applicable calculation period.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase American Depositary Shares to be duly executed as of the Issuance Date set out above.

[QUOIN PHARMACEUTICALS, LTD.]

By:
Name:
Title:

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS

WARRANT TO PURCHASE AMERICAN DEPOSITARY SHARES

[QUOIN PHARMACEUTICALS, LTD.]

The undersigned holder hereby exercises the right to purchase _________________ American Depositary Shares ("Warrant Shares") of [Quoin Pharmaceuticals, Ltd.], an Israeli company formerly known as Cellect Biotechnology Ltd. (the "Company"), evidenced by the attached Warrant to Purchase American Depositary Shares (the "Warrant"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

____________ a "Cash Exercise" with respect to _________________ Warrant Shares; and/or

____________ a "Cashless Exercise" with respect to _______________ Warrant Shares, resulting in a delivery obligation of the Company to the Holder of __________ ADSs representing the applicable Net Number.

[INSERT IN SERIES B WARRANT:

____________ an "Alternative Cashless Exercise" with respect to _______________ Warrant Shares, resulting in a delivery obligation of the Company to the Holder of __________ ADSs.]

2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

4. Please issue the ADSs into which the Warrant is being exercised to the Holder, or for its benefit, as follows:

☐	Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

Address: _________________________________________

Telephone Number: ________________________________

Email Address: _______________________________

☐	Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant: ______________________________

DTC Number: _________________________________________

Account Number: ________________________________

Authorization:
By:
Title:
Dated:

Account Number (if electronic book entry transfer): __

Transaction Code Number (if electronic book entry transfer): _____

Date: _______________ __, ______

Name of Registered Holder

By:
Name:
Title:

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs [Computershare] to issue the above indicated number of ADSs in accordance with the Transfer Agent Instructions dated [●] from the Company and acknowledged and agreed to by [Computershare].

[QUOIN PHARMACEUTICALS, LTD.]

By:
Name:
Title:

Exhibit B

Amended and Restated Form of Exchange Warrant

[FORM OF EXCHANGE WARRANT]

[QUOIN PHARMACEUTICALS, LTD.]

Warrant To Purchase American Depositary Shares

Warrant No.: ______

Date of Issuance: [●]6 ("Issuance Date")

[Quoin Pharmaceuticals, Ltd.], an Israeli company (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [HOLDER], the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York time, on the Expiration Date, (as defined below), ONE MILLION TWO HUNDRED THIRTY EIGHT THOUSAND FOUR HUNDRED TWENTY NINE (1,238,429) fully paid nonassessable ADSs, subject to adjustment as provided herein (the "Warrant Shares" and such initial number of Warrant Shares, as adjusted pursuant to Section 2. Except as otherwise defined herein, capitalized terms in this Warrant to Purchase American Depositary Shares (including any Warrants to Purchase American Depositary Shares issued in exchange, transfer or replacement hereof, this "Warrant"), shall have the meanings set forth in Section 18. This Warrant is one of the Warrants to purchase American Depositary Shares issued in exchange for one of the Warrants to purchase Quoin Common Stock (the "Bridge SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of March 24, 2021 (the "Subscription Date"), by and among Quoin Pharmaceuticals, Inc., a Delaware corporation ("Quoin"), and the investors (the "Buyers") referred to therein (as may be amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the "Bridge Securities Purchase Agreement"). Capitalized terms used herein and not otherwise defined shall have the definitions ascribed to such terms in the Bridge Securities Purchase Agreement.

1. EXERCISE OF WARRANT.

a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder at any time or times on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the "Exercise Notice"), of the Holder's election to exercise this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash by wire transfer of immediately available funds or (B) if the provisions of Section 1(d) are applicable, by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder, nor shall any ink-original signature or medallion guarantee (or other type of guarantee or notarization) with respect to any Exercise Notice be required. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day following the date on which the Holder has delivered the applicable Exercise Notice to the Company, the Company shall transmit by electronic mail an acknowledgment of confirmation of receipt of the Exercise Notice to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the applicable Share Delivery Date, the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit / Withdrawal At Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise. The Company shall be responsible for all fees and expenses of the Transfer Agent and all fees and expenses with respect to the issuance of Warrant Shares via DTC, if any, including, without limitation, for same day processing. Upon delivery of the Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder's DTC account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares issuable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Warrant Shares are to be issued upon the exercise of this Warrant, but rather the number of Warrant Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant (other than the Holder's income taxes). The Company's obligations to issue and deliver Warrant Shares in accordance with the terms and subject to the conditions hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination. While any Bridge SPA Warrants remain outstanding, the Company shall use a transfer agent that participates in the DTC Fast Automated Securities Transfer Program.

[6]	Insert the Shares Closing Date (as defined in the Primary Financing SPA).

b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.98 per ADS, subject to adjustment as provided herein.

c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on or prior to the applicable Share Delivery Date either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, a certificate for the number of ADSs to which the Holder is entitled and register such ADSs on the Company's share register or if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, to credit the Holder's balance account with DTC, for such number of ADSs to which the Holder is entitled upon the Holder's exercise of this Warrant or (II) the Warrant Shares that are the subject of the Exercise Notice (the "Unavailable Warrant Shares") are not eligible for resale without restriction or limitation (including, for the avoidance of doubt, if the Holder exercises this Warrant by paying the applicable Exercise Price in cash) and the Company fails to promptly (x) so notify the Holder in writing and (y) deliver the Warrant Shares electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit / Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a "Notice Failure" and together with the event described in clause (I) above, an "Exercise Failure"), then, in addition to all other remedies available to the Holder, (X) the Company shall pay in cash to the Holder on each day after the applicable Share Delivery Date and during such Exercise Failure an amount equal to 1.5% of the product of (A) the number of Warrant Shares not issued to the Holder on or prior to the applicable Share Delivery Date and to which the Holder is entitled, and (B) any trading price of the ADSs selected by the Holder in writing as in effect at any time during the period beginning on the applicable date of delivery of the applicable Exercise Notice and ending on the applicable Share Delivery Date, and (Y) the Holder, upon written notice to the Company, may void its Exercise Notice with respect to, and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the voiding of an Exercise Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise. In addition to the foregoing, if on or prior to the applicable Share Delivery Date either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, the Company shall fail to issue and deliver a certificate to the Holder and register such ADSs on the Company's share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, credit the Holder's balance account with DTC for the number of ADSs to which the Holder is entitled upon the Holder's exercise hereunder or pursuant to the Company's obligation pursuant to clause (ii) below or (II) a Notice Failure occurs, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) ADSs relating to the applicable Exercise Failure (a "Buy-In"), then the Company shall, within five (5) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the ADSs so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such ADSs) or credit the Holder's balance account with DTC for such ADSs shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such ADSs or credit the Holder's balance account with DTC, as applicable, and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of ADSs, times (B) any trading price of the ADS selected by the Holder in writing as in effect at any time during the period beginning on the date of delivery of the applicable Exercise Notice and ending on the applicable Share Delivery Date. Nothing herein shall limit the Holder's right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing ADSs (or to electronically deliver such ADSs) upon the exercise of this Warrant as required pursuant to the terms hereof. Notwithstanding the forgoing, any payments made by the Company to the Holder pursuant to this Section 1(c) shall be made without withholding or deduction for any taxes (as defined in the Securities Purchase Agreement), unless required by law, in which case the Company will pay such additional amounts as will result, after such withholding or deduction, in the receipt by the Holder of the amounts that would otherwise have been receivable in respect thereof.

d) Cashless Exercise. Notwithstanding anything contained herein to the contrary, if the Unavailable Warrant Shares are not eligible for resale without restriction or limitation (including, for the avoidance of doubt, if the Holder exercises this Warrant by paying the applicable Exercise Price in cash), the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of ADSs determined according to the following formula (a "Cashless Exercise"):

Net Number = (A x B) - (A x C)

 B

For purposes of the foregoing formula:

A	=	the total number of ADSs with respect to which this Warrant is then being exercised.

B	=	as applicable: (i) the Weighted Average Price of the ADSs on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(a) hereof on a Trading Day prior to the opening of "regular trading hours" (as defined in Rule 600(b)(68) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (x) the Weighted Average Price of the ADSs on the Trading Day immediately preceding the date of the applicable Exercise Notice or (y) the Bid Price of the ADSs on the principal trading market for the ADSs as reported by Bloomberg as of the time of the Holder's execution of the applicable Exercise Notice if such Exercise Notice is executed during "regular trading hours" on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of "regular trading hours" on a Trading Day) pursuant to Section 1(a) hereof or (iii) the Weighted Average Price of the ADSs on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(a) hereof after the close of "regular trading hours" on such Trading Day.

C	=	the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

For purposes of Rule 144(d), the Company hereby acknowledges and agrees that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares for purposes of Rule 144(d), shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Bridge Securities Purchase Agreement. The Company agrees not to take any position contrary to this Section 1(d) as long as the rules and interpretations of the SEC in effect as of the Subscription Date remain unchanged in this respect.

e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 12.

f) Beneficial Ownership Limitation on Exercises. Notwithstanding anything to the contrary contained herein, the Company shall not effect the exercise of any portion of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to the terms and conditions of this Warrant and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the Holder together with the other Attribution Parties collectively would beneficially own in excess of [4.99] [9.99]%7 (the "Maximum Percentage") of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by the Holder and the other Attribution Parties shall include the number of Ordinary Shares held by the Holder and all other Attribution Parties plus the number of Ordinary Shares underlying the Warrant Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (A) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 1(f). For purposes of this Section 1(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). For purposes of this Warrant, in determining the number of outstanding Ordinary Shares the Holder may acquire upon the exercise of this Warrant without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company's most recent Annual Report on Form 20-F, Report of Foreign Private Issuer on Form 6-K or other public filing with the Securities and Exchange Commission (the "SEC"), as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding (the "Reported Outstanding Share Number"). If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall (i) promptly notify the Holder in writing of the number of Ordinary Shares then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder's beneficial ownership, as determined pursuant to this Section 1(f), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be purchased pursuant to such Exercise Notice (the number of Warrant Shares by which such purchase is reduced, the "Reduction Shares") and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. For any reason at any time, upon the written or oral request of the Holder, the Company shall within two (2) Trading Days confirm in writing by electronic mail to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Warrant Shares to the Holder upon exercise of this Warrant results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of Warrant Shares so issued by which the Holder's and the other Attribution Parties' aggregate beneficial ownership exceeds the Maximum Percentage (the "Excess Shares") shall be deemed null and void and shall be cancelled ab initio and any portion of this Warrant so exercised shall be reinstated, and the Holder shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of Bridge SPA Warrants that is not an Attribution Party of the Holder. For purposes of clarity, the Ordinary Shares underlying the Warrant Shares issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 1(f) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

[7]	Insert Maximum Percentage as indicated on the Buyer's signature page attached to the Bridge Securities Purchase Agreement.

g) Insufficient Authorized Shares. If at any time while this Warrant remains outstanding the Company does not have a sufficient number of authorized and unreserved Ordinary Shares to satisfy its obligation to reserve for issuance upon exercise of this Warrant at least a number of Ordinary Shares equal to the maximum number of Ordinary Shares as shall from time to time be necessary to effect the exercise in full of all of this Warrant then outstanding without regard to any limitation on exercise set forth herein (the "Required Reserve Amount" and the failure to have such sufficient number of authorized and unreserved Ordinary Shares, an "Authorized Share Failure"), then the Company shall immediately take all action necessary to increase the Company's authorized Ordinary Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for this Warrant then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized Ordinary Shares. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders' approval of such increase in authorized Ordinary Shares and to cause its board of directors to recommend to the stockholders that they approve such proposal. Notwithstanding the foregoing, if any such time of an Authorized Share Failure, the Company is able to obtain the written consent of a majority of its issued and outstanding Ordinary Shares to approve the increase in the number of authorized Ordinary Shares, the Company may satisfy this obligation by obtaining such consent and submitting for filing with the SEC an Information Statement on Schedule 14C. In the event that upon any exercise of this Warrant, the Company does not have sufficient authorized Ordinary Shares to deliver Warrant Shares in satisfaction of such exercise, then unless the Holder elects to void such attempted exercise, the Holder may require the Company to pay to the Holder within five (5) Trading Days of the applicable exercise, cash in an amount equal to the product of (i) the number of Warrant Shares that the Company is unable to deliver pursuant to this Section 1(g) and (ii) the highest Weighted Average Price of the ADSs during the period beginning on the date of such attempted exercise and the date that the Company makes the applicable cash payment.

2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

(a) Adjustment Upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date until the date that is the second (2nd) anniversary of the Registration Date, inclusive, except for the issuance or deemed issuance of Excluded Securities, the Company publicly announces, issues or sells, enters into a definitive, binding agreement pursuant to which the Company is required to issue or sell or, in accordance with this Section 2(a), is deemed to have issued or sold, any Ordinary Shares (including the issuance or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding, for the avoidance of doubt, Ordinary Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities) for a consideration per Ordinary Share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the quotient obtained by dividing (x) the Exercise Price in effect immediately prior to such public announcement, issue or sale or deemed issuance or sale or entry into such a definitive, binding agreement, by (y) the ratio of Ordinary Shares per ADS (which ratio shall, initially, be equal to four hundred (400)) (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product obtained by multiplying (x) the New Issuance Price, by (y) the ratio of Ordinary Shares per ADS (which ratio shall, initially, be equal to four hundred (400)). For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

(b) Issuance of Options. If the Company in any manner grants or sells or enters into a definitive, binding agreement pursuant to which the Company is required to grant or sell, or the Company publicly announces the issuance or sale of, any Options and the lowest price per Ordinary Share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per Ordinary Share. For purposes of this Section 2(a)(i), the "lowest price per Ordinary Share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option less any consideration paid or payable by the Company with respect to such one Ordinary Share upon the granting or sale of such Option, upon exercise of such Option and upon conversion exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price shall be made upon the actual issuance of such Ordinary Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Share upon conversion, exercise or exchange of such Convertible Securities.

(c) Issuance of Convertible Securities. If the Company in any manner issues or sells, or enters into a definitive, binding agreement pursuant to which the Company is required to grant or sell or the Company publicly announces the issuance or sale of, any Convertible Securities and the lowest price per Ordinary Share for which one Ordinary Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per Ordinary Share. For the purposes of this Section 2(a)(ii), the "lowest price per Ordinary Share for which one Ordinary Share is issuable upon the conversion, exercise or exchange thereof" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security less any consideration paid or payable by the Company with respect to such one Ordinary Share upon the issuance or sale of such Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

(d) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time, the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price, which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

(e) Calculation of Consideration Received. If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as reasonably determined by the Holder, the "Primary Security", and such Option and/or Convertible Security and/or Adjustment Right, the "Secondary Securities"), together comprising one integrated transaction, (or one or more transactions if such issuances or sales or deemed issuances or sales of securities of the Company either (A) have at least one investor or purchaser in common, (B) are consummated in reasonable proximity to each other and/or (C) are consummated under the same plan of financing) the aggregate consideration per Ordinary Share with respect to such Primary Security shall be deemed to be equal to the difference of (x) the lowest price per Ordinary Share for which one Ordinary Share was issued (or was deemed to be issued pursuant to Section 2(a)(i) or Section 2(a)(ii), as applicable) in such integrated transaction solely with respect to such Primary Security, minus (y) with respect to such Secondary Securities, the sum of (I) the Black Scholes Consideration Value of each such Option, if any, (II) the fair market value (as determined by the Holder in good faith) or the Black Scholes Consideration Value, as applicable, of such Adjustment Right, if any, and (III) the fair market value (as determined by the Holder) of such Convertible Security, if any, in each case, as determined on a per Ordinary Share basis in accordance with this Section 2(a)(iv). If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor (for the purpose of determining the consideration paid for such Ordinary Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the net amount of consideration received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company (for the purpose of determining the consideration paid for such Ordinary Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the Weighted Average Prices of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor (for the purpose of determining the consideration paid for such Ordinary Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities (as the case may be). The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company. Notwithstanding anything to the contrary contained herein, if a calculation pursuant to this Section 2(a)(iv) would result in an Exercise Price that is lower than the par value of the Ordinary Shares, then the Exercise Price shall be deemed to equal the par value of the Ordinary Shares.

(v) Record Date. If the Company takes a record of the holders of Ordinary Shares or ADSs for the purpose of entitling them (A) to receive a dividend or other distribution payable in ADSs, Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase ADSs, Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the ADSs or Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(f) No Readjustments. For the avoidance of doubt, in the event the Exercise Price has been adjusted pursuant to this Section 2(a) and the Dilutive Issuance that triggered such adjustment does not occur, is not consummated, is unwound or is cancelled after the facts for any reason whatsoever, in no event shall the Exercise Price be readjusted to the Exercise Price that would have been in effect if such Dilutive Issuance had not occurred or been consummated.

(g) Voluntary Adjustment By Company. The Company may at any time during the term of this Warrant, with the prior written consent of the Holder, (i) reduce the then current Exercise Price and/or (ii) increase the then current number of Warrant Shares, in each case, to any amount or number and for any period of time deemed appropriate by the Board of Directors of the Company.

(h) Adjustment Upon Subdivision or Combination of Ordinary Shares or ADSs. If the Company at any time on or after the Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Ordinary Shares or ADSs into a greater number of Ordinary Shares or ADSs, as applicable, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Issuance Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares or ADSs into a smaller number of Ordinary Shares or ADSs, as applicable, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(c) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(i) Intentionally omitted.

(j) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares, as mutually determined by the Company's Board of Directors and the Required Holders, so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(e) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

(k) Change in ADS Ratio. If after the Issuance Date the ratio of ADSs to Ordinary Shares is increased or reduced, then the number of Warrant Shares to be delivered upon exercise of this Warrant will be reduced or increased (respectively) in inverse proportion to the change in the such ratio and the Exercise Price per Warrant will be increased or reduced (respectively) in proportion to the change in Ordinary Shares per ADS, so that the total number or Warrant Shares underlying the this Warrant and the aggregate Exercise Price for this Warrant remain unchanged.

(l) Change from ADSs to Ordinary Shares. If after the Issuance Date all outstanding ADSs are exchanged for Ordinary Shares and this Warrant then becomes exercisable for Ordinary Shares, then (i) the number of Ordinary Shares to be delivered upon exercise of this Warrant will equal the number of Ordinary Shares underlying the Warrant Shares issuable upon exercise of this Warrant immediately prior to such change (without regard to any limitation on exercise set forth herein), (ii) the Exercise Price any other prices referenced herein shall be proportionately adjusted to reflect the price per Ordinary Share rather than the price per ADS and (ii) all references to ADSs adjusted to appropriately reference Ordinary Shares. Following such adjustments, the total number or Warrant Shares underlying the this Warrant and the aggregate Exercise Price for this Warrant remain unchanged.

3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to any or all holders of Ordinary Shares or ADSs, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, Options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the Issuance Date, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein as if the Holder had held the number of Ordinary Shares underlying the Warrant Shares acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs, as applicable are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder's right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Distribution (and beneficial ownership) to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS; CHANGE OF CONTROL.

(a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time following the Issuance Date the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares or ADSs (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares underlying the Warrant Shares acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs, as applicable, are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder's right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Purchase Right (and beneficial ownership) to such extent) and such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance) to the same extent as if there had been no such limitation).

(b)  Fundamental Transactions. If, at any time after the Issuance Date until this Warrant ceases to be outstanding, a Fundamental Transaction occurs or is consummated, then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 1(f) on the exercise of this Warrant), the number of shares of capital stock of the successor or acquiring corporation or of ADSs of the Company, if it is the surviving corporation, and any additional consideration (the "Alternate Consideration") receivable as a result of such Fundamental Transaction by a holder of the number of ADSs for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 1(f) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one ADS in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of ADSs are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any Successor Entity to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its Parent Entity) equivalent to the ADSs acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Required Holders. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall be added to the term "Company" under this Warrant (so that from and after the occurrence or consummation of such Fundamental Transaction, each and every provision of this Warrant referring to the "Company" shall refer instead to each of the Company and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Company, may exercise every right and power of the Company prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Company prior thereto under this Warrant with the same effect as if the Company and such Successor Entity or Successor Entities, jointly and severally, had been named as the Company in this Warrant.

(c)  Notwithstanding the foregoing, in the event of a Change of Control, at the request of the Holder delivered before the ninetieth (90th) day after the occurrence or consummation of such Change of Control, the Company (or the Successor Entity) shall purchase this Warrant from the Holder by paying to the Holder, within five (5) Business Days after such request (or, if later, on the effective date of the Change of Control), cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the effective date of such Change of Control; provided, however, that, if such Change of Control is not within the Company's control, including not approved by the Company's Board of Directors, the Holder shall only be entitled to receive from the Company or any Successor Entity, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of ADSs of the Company in connection with such Change of Control, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of ADSs are given the choice to receive from among alternative forms of consideration in connection with such Change of Control; provided, further, that if holders of ADSs of the Company are not offered or paid any consideration in such Change of Control, such holders of ADSs will be deemed to have received common stock of the Successor Entity (which Successor Entity may be the Company following such Change of Control) in such Change of Control. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within the later of (i) five (5) Business Days of the Holder's election and (ii) the date of consummation of the applicable Change of Control.

5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all of the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Ordinary Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares underlying the Warrant Shares issuable upon the exercise of this Warrant, and (iii) shall, so long as any of the Bridge SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the exercise of the Bridge SPA Warrants, the Required Reserve Amount of Ordinary Shares.

6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

7. REISSUANCE OF WARRANTS.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Bridge SPA Warrants for fractional Warrant Shares shall be given.

(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of ADSs underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Bridge Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) Business Days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares or ADSs, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Ordinary Shares or ADSs or (C) for determining rights to vote with respect to any Fundamental Transaction, Change of Control, dissolution or liquidation; provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder. It is expressly understood and agreed that the time of exercise specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended or waived and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 9(f) of the Bridge Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

11. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all of the Buyers and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall cause the Transfer Agent to issue to the Holder the number of Warrant Shares that is not disputed and the Company shall submit the disputed determinations or arithmetic calculations via electronic mail within two (2) Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one (1) Business Day submit via electronic mail (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Holder and approved by the Company, such approval not to be unreasonably withheld, conditioned or delayed or (b) the disputed arithmetic calculation of the Warrant Shares to an independent, outside accountant, selected by the Holder and approved by the Company, such approval not to be unreasonably withheld, conditioned or delayed. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

14. TRANSFER. This Warrant and the Warrant Shares may be offered for sale, sold, transferred, pledged or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Bridge Securities Purchase Agreement.

15. SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the Company and the Holder as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the Company or the Holder or the practical realization of the benefits that would otherwise be conferred upon the Company and the Holder. The Company and the Holder will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

16. DISCLOSURE. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Warrant, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall contemporaneously with any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, nonpublic information relating to the Company or its Subsidiaries, the Company so shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.

17. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant or (b) there occurs any bankruptcy, reorganization, receivership of the company or other proceedings affecting company creditors’ rights and involving a claim under this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements.

18. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) "1933 Act" means the Securities Act of 1933, as amended.

(b) "Adjustment Right" means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 2(a)(i) or Section 2(a)(ii)) of Ordinary Shares (other than rights of the type described in Section 3 and 4 hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(c) "ADS" shall have the meaning ascribed to such term in the Primary Financing SPA.

(d) "Affiliate" shall have the meaning ascribed to such term in Rule 405 promulgated under the 1933 Act or any successor rule.

(e) "American Depositary Shares" shall have the meaning ascribed to such term in the Primary Financing SPA.

(f) "Approved Stock Plan" means any employee benefit or incentive plan which has been approved by the Board of Directors of the Company prior to or subsequent to the Issuance Date, pursuant to which the Company's securities may be issued to any employee, officer, consultant or director for services provided to the Company.

(g) "Attribution Parties" means, collectively, the following Persons: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder's investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Person whose beneficial ownership of the Ordinary Shares would or could be aggregated with the Holder's and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(h) "Bid Price" means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on an Eligible Market, the bid price of the ADSs for the time in question (or the nearest preceding date) on the Eligible Market on which the ADSs are then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported in the Pink Open Market (f/k/a OTC Pink) published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (c) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Required Holders and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

(i) "Black Scholes Consideration Value" means the value of the applicable Option or Adjustment Right (as the case may be) calculated using the Black-Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of the date of issuance and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of such Option or Adjustment Right (as the case may be) as of the date of issuance of such Option or Adjustment Right (as the case may be), (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the issuance of such Option or Adjustment Right (as the case may be), or, if the issuance of such Option or Adjustment Right (as the case may be) is not publicly announced, the date of issuance of such Option or Adjustment Right (as the case may be), (iii) the underlying price per ADS used in such calculation shall be the highest Weighted Average Price of the ADSs during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the issuance of such Option or Adjustment Right (as the case may be) and ending on (A) the Trading Day immediately following the public announcement of the execution of definitive documents with respect to the issuance of such Option or Adjustment Right (as the case may be), or, (B) if the execution of definitive documents with respect to the issuance of such Option or Adjustment Right (as the case may be) is not publicly announced, the date of such issuance, (iv) a remaining option time equal to the time between the date of the public announcement of the execution of definitive documents with respect to the issuance of such Option or Adjustment Right (as the case may be) or, if the execution of definitive documents with respect to the issuance of such Option or Adjustment Right (as the case may be) is not publicly announced, the date of such issuance, (v) a zero cost of borrow and (vi) a 365 day annualization factor.

(j) "Black Scholes Value" means the value of this Warrant calculated using the Black-Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of the day immediately following the public announcement of the applicable contemplated Change of Control, or, if such contemplated Change of Control is not publicly announced, the date such Change of Control has occurred or is consummated, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable contemplated Change of Control, or, if such contemplated Change of Control is not publicly announced, the date such Change of Control has occurred or is consummated, (iii) the underlying price per ADS used in such calculation shall be the greater of (x) the highest Weighted Average Price of the ADSs during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the applicable Change of Control and ending on (A) the Trading Day immediately following the public announcement of such contemplated Change of Control, if the applicable contemplated Change of Control is publicly announced or (B) the Trading Day immediately following the consummation of the applicable Change of Control if the applicable contemplated Change of Control is not publicly announced and (y) the sum of the price per ADS being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Change of Control, (iv) a remaining option time equal to the time between the date of the public announcement of the applicable contemplated Change of Control or, if such applicable contemplated Change of Control is not publicly announced, the date such Change of Control has occurred or is consummated, (v) a zero cost of borrow and (vi) a 365 day annualization factor.

(k) "Bloomberg" means Bloomberg Financial Markets.

(l) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York, New York generally are open for use by customers on such day.

(m) "Change of Control" means any Fundamental Transaction other than (i) any reorganization, recapitalization or reclassification of the Ordinary Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respect, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company. Notwithstanding anything herein to the contrary, any transaction or series of transaction that, directly or indirectly, results in the Company or the Successor Entity not having ADSs, Ordinary Shares or common stock, as applicable, registered under the 1934 Act and listed on an Eligible Market shall be deemed a Change of Control.

(n) "Closing Date" shall have the meaning ascribed to such term in the Bridge Securities Purchase Agreement.

(o) "Closing Per Share Price" shall have the meaning ascribed to such term in the Primary Financing SPA.

(p) "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares or ADSs.

(q) "Eligible Market" means the Principal Market, the NYSE American, The Nasdaq Capital Market, The Nasdaq Global Market or The New York Stock Exchange.

(r) "Excluded Securities" means any Ordinary Shares issued or issuable or deemed to be issued in accordance with Section 2(a)(i) or Section 2(a)(ii) by the Company: (i) under any Approved Stock Plan; provided, however, that no more than three percent (3.0%) of the number of Ordinary Shares (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring relating to the Ordinary Shares after the Shares Closing Date (as defined in the Primary Financing SPA)) issued and outstanding as of the Shares Closing Date are issued or issuable to consultants pursuant to an Approved Stock Plan hereunder as Excluded Securities, (ii) upon exercise of any Bridge SPA Warrants and any Primary Financing Warrants; provided, that the terms of such Bridge SPA Warrants and Primary Financing Warrants are not amended, modified or changed on or after the Subscription Date, (iii) upon conversion, exercise or exchange of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date; provided, that such issuance of Ordinary Shares upon exercise of such Options or Convertible Securities is made pursuant to the terms of such Options or Convertible Securities in effect on the date immediately preceding the Subscription Date and such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date, (iv) pursuant to the Merger Agreement or the Form F-4 (as defined in the Primary Financing SPA) or (v) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person which is, itself or through its Subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall be entered into for bona fide reasons other than capital raising and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities for the purpose of raising capital or to an entity whose primary business is investing in securities.

(s) "Expiration Date" means the date sixty (60) months after the Registration Date or, if such date falls on a Holiday, the next day that is not a Holiday.

(t) "Fundamental Transaction" means (A) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its "significant subsidiaries" (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Ordinary Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding Ordinary Shares, (y) 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Ordinary Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Ordinary Shares, or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Ordinary Shares, (y) at least 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of Ordinary Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Ordinary Shares, or (v) reorganize, recapitalize or reclassify its Ordinary Shares, (B) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Ordinary Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares not held by all such Subject Entities as of the Subscription Date calculated as if any Ordinary Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their Ordinary Shares without approval of the stockholders of the Company or (C) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction. For the avoidance of doubt, in no event shall the Merger completed on or before the Issuance Date be deemed to be a "Fundamental Transaction."

(u) "Group" means a "group" as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(v) "Holiday" means a day other than a Business Day or on which trading does not take place on the Principal Market.

(w) "Lead Investor" means Altium Growth Fund, LP.

(x) "Merger" shall have the meaning ascribed to such term in the Merger Agreement.

(y) "Merger Agreement" shall have the meaning ascribed to such term in the Bridge Securities Purchase Agreement.

(z) "Notes" means those certain Senior Secured Notes issued by Quoin pursuant to the Bridge Securities Purchase Agreement.

(aa) "Options" means any rights, warrants or options to subscribe for or purchase (i) Ordinary Shares or ADSs or (ii) Convertible Securities.

(bb) "Ordinary Shares" means (i) the Company's ordinary shares, no par value per share, including, without limitation, the Company's ordinary shares, no par value per share, underlying ADSs and (ii) any share capital into which such Ordinary Shares shall be changed or any share capital resulting from a reclassification, reorganization or recapitalization of such Ordinary Shares.

(cc) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person, including such entity whose common capital or equivalent equity security is quoted or listed on an Eligible Market (or, if so elected by the Holder, any other market, exchange or quotation system), or, if there is more than one such Person or such entity, the Person or such entity designated by the Required Holders or in the absence of such designation, such Person or entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction or Change of Control, as applicable.

(dd) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(ee) "Primary Financing SPA" means that certain Securities Purchase Agreement dated as of the Subscription Date by and among the Company, Quoin, the Holder (or an Affiliate of the Holder) and certain other investors listed on the signature pages attached thereto pursuant to which, among other transactions, Quoin issued shares of Quoin Common Stock and the Company issued certain Warrants to purchase American Depositary Shares, all in accordance with the terms thereof.

(ff) "Primary Financing Warrants" means the three (3) series of Warrants to purchase American Depositary Shares issued by the Company pursuant to the Primary Financing SPA.

(gg) "Principal" shall have the meaning ascribed to such term in the Notes.

k) "Principal Market" means The Nasdaq Global Select Market or, if The Nasdaq Global Select Market is not, as of the applicable date of determination, the primary Eligible market with respect to the ADSs, then such primary Eligible Market.

(hh) "Quoin Common Stock" means (i) Quoin's shares of common stock, par value $0.01 per share, and (ii) any capital stock into which such Quoin Common Stock shall be changed or any capital stock resulting from a reclassification, reorganization or recapitalization of such Quoin Common Stock.

(ii) "Registration Date" means the earlier to occur of the first date on which the Bridge SPA Warrants and the Warrant Shares are freely tradable by the holders thereof without any restriction or limitation (including, for the avoidance of doubt, if the holder thereof exercises the Bridge Warrants by paying the applicable Exercise Price in cash).

(jj) "Required Holders" means the holders of the Bridge SPA Warrants representing at least a majority of the Ordinary Shares underlying the Warrant Shares issuable upon exercise of the Bridge SPA Warrants then outstanding (without regard to any limitation on exercise set forth therein) and shall include the Lead Investor so long as the Lead Investor or any of its Affiliates holds any Bridge SPA Warrants.

(kk) "Rule 144" means Rule 144 promulgated under the 1933 Act or any successor rule.

(ll) "Share Delivery Date" means the earlier of (i) the second (2nd) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period, in each case, following the date on which the Holder delivers the applicable Exercise Notice to the Company, so long as the Holder delivers the applicable Aggregate Exercise Price (or notice of a Cashless Exercise) on or prior to the earlier of (i) the second (2nd) Trading Day following the date on which the Holder has delivered the applicable Exercise Notice to the Company and (ii) the number of Trading Days comprising the Standard Settlement Period following the date on which the Holder has delivered the applicable Exercise Notice to the Company (provided that if the applicable Aggregate Exercise Price (or applicable notice of a Cashless Exercise) has not been delivered to the Company by such date, the applicable Share Delivery Date shall be one (1) Trading Day after the Holder has delivered the applicable Aggregate Exercise Price (or applicable notice of a Cashless Exercise) to the Company.

(mm) "Standard Settlement Period" means the standard settlement period, expressed in a number of Trading Days, on the Principal Market with respect to the ADSs as in effect on the date of delivery of the applicable Exercise Notice.

(nn) "Subject Entity" means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(oo) "Subsidiary" means any entity in which the Company, directly or indirectly, owns any of the capital stock or holds an equity or similar interest.

(pp) "Successor Entity" means one or more Person or Persons (or, if so elected by the Holder, the Company or Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or Change of Control, as applicable, or one or more Person or Persons (or, if so elected by the Holder, the Company or the Parent Entity) with which such Fundamental Transaction or Change of Control, as applicable, shall have been entered into.

(qq) "taxes" shall have the meaning ascribed to such term in the Bridge Securities Purchase Agreement.

(rr) "Trading Day" means any day on which the ADSs are traded on the Principal Market.

(ss) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30 a.m., New York time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00 p.m., New York time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg through its "Volume at Price" function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00 p.m., New York time (or such other time as such market publicly announces is the official close of trading), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the OTC Link or Pink Open Market (f/k/a OTC Pink) published by the OTC Markets Group, Inc. (or similar organization or agency succeeding to its functions of reporting prices). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12 with the term "Weighted Average Price" being substituted for the term "Exercise Price." All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction relating to the Ordinary Shares and/or the ADSs, as applicable, during the applicable calculation period.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase American Depositary Shares to be duly executed as of the Issuance Date set out above.

[QUOIN PHARMACEUTICALS, LTD.]

By:
Name:
Title:

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS

WARRANT TO PURCHASE AMERICAN DEPOSITARY SHARES

[QUOIN PHARMACEUTICALS, LTD.]

The undersigned holder hereby exercises the right to purchase _________________ American Depositary Shares ("Warrant Shares") of [Quoin Pharmaceuticals, Ltd.], an Israeli company (the "Company"), evidenced by the attached Warrant to Purchase American Depositary Shares (the "Warrant"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

____________ a "Cash Exercise" with respect to _________________ Warrant Shares; and/or

____________ a "Cashless Exercise" with respect to _______________ Warrant Shares, resulting in a delivery obligation of the Company to the Holder of __________ ADSs representing the applicable Net Number.

2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

4. Please issue the ADSs into which the Warrant is being exercised to the Holder, or for its benefit, as follows:

☐	Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

Address: _________________________________________

Telephone Number: ________________________________

Email Address: ________________________________

☐	Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:__________________________

DTC Number: _________________________________________

Account Number: ________________________________

Authorization:
By:
Title:
Dated:

Account Number (if electronic book entry transfer):__

Transaction Code Number (if electronic book entry transfer):______

Date: _______________ __, ______

Name of Registered Holder

By:
Name:
Title:

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs [Computershare] to issue the above indicated number of ADSs in accordance with the Transfer Agent Instructions dated [●] from the Company and acknowledged and agreed to by [Computershare].

[QUOIN PHARMACEUTICALS, LTD.]

By:
Name:
Title: